FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translations of Registrant’s Reports filed with the Israeli Securities Authority on August 10, 2011 in connection with the Registrant's Financial Results for the Second Quarter of 2011.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: August 10, 2011

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Elron Electronic Industries Ltd.
("Elron" or the "Company")
English Translation of Quarterly Report
for the Second Quarter and First Half of 2011
Part I
Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended June 30, 2011
Details according to Regulation 39A of the Israel Securities Regulations (Periodic
and Immediate Reports), 1970

In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the Second Quarter and First Half of 2011, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2011, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for 2010 filed with the SEC on Form 20-F.

As noted in its press release filed on Form 6-K with the SEC on March 10, 2011, in accordance with reporting requirements in Israel, Elron filed an annual report for 2010 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than its ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the second quarter of 2011, which were described in Part I of the Company's Quarterly Report for the First Quarter of 2011.

This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's and group companies' actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in the Company's filings with the SEC from time to time.

1.	Item 4A – Information on the Company: History and Development of the Company

1.1.	Investments

See Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements for details on Elron's and RDC's investments during the second quarter of 2011.

1.2.	Establishment of Navitrio

In May 2011, the Company founded Navitrio Ltd. ("Navitrio") together with another partner, in order to invest in projects in the digital field, including internet, electronic and cellular trade platforms, applications, etc. Elron holds 80% of Navitrio's outstanding shares. In June 2011, the Company completed its first investment in Navitrio in the amount of $1.5 million. See also Note 3.I to the Financial Statements.

2.	Item 4B – Information on the Company: Business Overview

2.1.	Given Imaging

2.1.1.
In May 2011, Given Imaging received FDA clearance to market the PillCam ESO 3 in the U.S. The PillCam ESO 3 is the third generation of the PillCam ESO video capsule for visualizing the esophagus. The capsule is used primarily in the evaluation of esophageal varices in patients diagnosed with cirrhosis of the liver. Approximately 45 million individuals have reimbursement coverage for capsule endoscopy of the esophagus using the PillCam ESO capsule for this indication. See Item 4B of the 20-F Annual Report for additional details on the PillCam ESO video capsule.

2.1.2.
In June 2011, Given Imaging initiated a pivotal trial in support of its planned 510(k) submission to the FDA for approval to market the PillCam COLON 2 in the U.S. See Item 4B of the 20-F Annual Report for additional details on the FDA approval procedure. The PillCam COLON 2 is the second generation of the PillCam COLON for visualizing the colon. The capsule is used primarily for polyp screening among people who are unwilling or unable to undergo colonoscopy. Early detection can significantly reduce the number of deaths resulting from colon cancer. Given Imaging anticipates that it will take approximately one year to enroll and analyze data from the pivotal trial. See Item 4B of the 20-F Annual Report for additional details on the PillCam COLON video capsule.

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2.2.	NuLens

In June 2011, NuLens raised approximately $4 million from its shareholders, in two installments, out of which Elron's share is approximately $1.7 million. The first installment of approximately $2.4 million was advanced to NuLens in June 2011, out of which Elron's share was approximately $1 million. Since its inception and as of the date of the filing of this report, approximately $26 million has been invested in NuLens (approximately $28 million assuming the financing will be completed), out of which Elron has invested approximately $11.5 million (approximately $12 million assuming the financing will be completed). See Note 3.G of the Financial Statements for additional details.

2.3.	BrainsGate

2.3.1.
In August 2011, subsequent to the reported period, BrainsGate raised approximately $20 million from its major shareholders, in three installments, out of which Elron's share is approximately $7.1 million. The first installment of approximately $6.7 million was advanced to BrainsGate in August 2011, out of which Elron's share was approximately $2.4 million. Since its inception and as of the date of the filing of this report, approximately $57 million has been invested in BrainsGate (approximately $70 million assuming the financing will be completed), out of which Elron has invested approximately $17 million (approximately $21 million assuming the financing will be completed). Subsequent to the first installment, Elron's holdings in BrainsGate's issued and outstanding shares increased to approximately 27% (approximately 23% on a fully diluted basis). See Note 3.H of the Financial Statements for additional details.

2.3.2.
In June 2011, BrainsGate completed the process of improving its clinical trial protocol, following approval by its steering committee and key opinion leaders. The improved protocol is based on conclusions from the clinical results obtained thus far, on improvements to the system and its supplemental equipment and services, and on discussions between BrainsGate and the FDA. In June 2011, BrainsGate renewed patient enrollment for the clinical trial based on the new protocol in medical centers outside the U.S. BrainsGate is conducting negotiations with the FDA in order to receive its agreement over the new trial protocol and has updated its estimate for commencing the IDE trial according to the new protocol from 2011 to 2012. BrainsGate expects to complete the clinical trial during the second quarter of 2013.

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2.4.	Pocared

2.4.1.
In August 2011, subsequent to the reported period, Elron together with other shareholders of Pocared purchased the holdings of another shareholder in Pocared, which constitute as of the reporting date approximately 5% of Pocared's outstanding shares, in consideration for approximately $2 million (NIS 7 million). Elron's share in this amount is approximately $0.9 million. Subsequent to this purchase Elron's holdings in Pocared's issued and outstanding shares increased to approximately 40.5% (approximately 37% on a fully diluted basis). See also Note 3.F to the Financial Statements.

2.4.2.
In July 2011, subsequent to the reported period, Pocared established its diagnostic trial protocol after discussions with the FDA. The trial is to be carried out in support of Pocared's planned application to the FDA for approval to market its product in the U.S. In addition, Pocared reached manufacturing capacity of its system's disposables (used for holding specimens) sufficient for the throughput of approximately 5 systems. Pocared was awarded ISO 13845 certification which specifies requirements for quality management systems in the medical industry.

2.4.3.	Pocared has 20 issued patents, 12 of which were received during the first half of 2011, and 18 pending patent applications.

3.	Item 5 – Operating and Financial Review and Prospects

3.1.	Overview

See Note 4 to the Financial Statements for details on the impairment of the Company's holding in Enablence.

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3.2.	Global Economic Status

See Section 2.2. of the Board of Directors Report for details regarding the impact of the global economic status on the Company.

Ari Bronshtein CEO	Yaron Elad CFO

August 10, 2011, Tel Aviv, Israel

5

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011

1. Board of Directors' Analysis of the Company's Business

1.1. General

Elron Electronic Industries Ltd. ("Elron" or "the Company"), a member of the IDB Holding Group, is a high technology operational holding company that operates through subsidiaries, associates and other companies classified as available-for-sale investments, referred to as "group companies". Elron generally invests in companies in a manner that vests it with influence on their direction and management. Some of Elron's group companies grew out of its subsidiary, RDC – Rafael Development Corporation ("RDC"), established by Elron together with Rafael Advanced Defense Systems Ltd. ("Rafael"), the largest research and development organization of Israel's Ministry of Defense. RDC has first rights to exploit commercially certain technologies of Rafael in non-military markets.

Elron supports its group companies and is directly involved in their direction including through membership on their boards of directors and communication with their managements, selecting and manning senior management positions, business plan preparation, research and development and operational guidance, and introductions to potential strategic partners. Elron's group companies currently comprise public and privately held companies at various levels of development and progress. See the annex to the interim consolidated financial statements as of June 30, 2011 for details on Elron's holdings.

The field of technology in which the group companies operate is characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of Elron's group companies is dependent upon their technological quality, intellectual property, prices and nature of their products in comparison to the products of their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs. Furthermore, the future success of Elron's group companies is dependent upon the condition of the capital markets and their ability to raise financing.

Elron's main goal is to build and realize value for its shareholders through the sale to third parties of a portion or all of its holdings in, or the issuance of shares by, its group companies, while simultaneously seeking opportunities to acquire or invest in new and existing companies at different stages of development including early stage and more mature companies. The Company believes that this strategy is conducive to its goal of increasing shareholder value as well as contributes to obtaining capital to support the growth of its group companies and to investing in new business opportunities. The nature of Elron's business, therefore, is expected to result in volatility in its results of operations, depending on the transactions that occur within a given period.

Elron's operational results in any given period are due, for the most part, to the results of operations of those of its group companies which are accounted by the Company under the consolidation or equity method of accounting and dispositions and changes in holdings of group companies as well as impairment charges. As most of Elron's group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, without further exit transactions the Company has experienced, and expects to continue to experience, losses in respect of these companies to the extent they are accounted by it under the consolidation or equity method of accounting, as well as impairment charges for those investments in which the carrying amount will exceed the fair value.

Elron's capital resources in any given period are primarily affected by the extent of its investment in existing and new companies, the realization of certain holdings, available credit lines or loans, as well as the impact of any dividends or distributions to its shareholders and/or from its group companies. The results of operations of Elron's group companies, and consequently, Elron's results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets and capital markets, which significantly affect the ability of Elron's group companies to raise financing and Elron's ability to dispose of holdings and realize gains from its holdings.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011

During 2009-2011, the Company continued to invest in and support its existing group companies, investing in fewer existing companies than in the past with the intent of focusing on such companies. In addition, during the first half of 2011, the Company executed several investments in new companies, and intends to continue to invest in new companies.

1.2. Major Events in the Reporting Period and Subsequently

The major events are described in Notes 3 and 4 to the Company's interim consolidated financial statements as of June 30, 2011, and in the "Material Changes and Updates that Occurred in the Company's Business in the Three Months Ended June 30, 2011" part of the quarterly report, the most notable of which are the following:

Investment in Kyma. Kyma is engaged in the development of a miniature, radar technology based device, which allows for the continuous monitoring of chronic heart failure patients from home. In September 2010, Elron completed an investment in Kyma in the amount of $1 million. Following the investment, Elron held approximately 27% of Kyma's outstanding shares. Pursuant to the investment agreement between Elron and Kyma, Elron had the right to invest, as of January 1, 2011, an additional amount of $4 million in Kyma. In January 2011, Elron exercised such right. Following the investments in Kyma, Elron held approximately 65% of Kyma's outstanding shares. In March 2011, the investment in Kyma, including any rights and obligations with respect to this investment, was transferred to RDC, in consideration for the amount invested by Elron (including transaction costs). Following the transfer of the investment to RDC, Elron holds approximately 33% of Kyma indirectly, and approximately 65% on a consolidated basis. See Note 3.E to the interim consolidated financial statements as of June 30, 2011 for additional details regarding the investment in Kyma.

Establishment of Navitrio. In May 2011, the Company founded Navitrio Ltd. ("Navitrio") together with another partner, in order to invest in projects in the digital field, including internet, electronic and cellular trade platforms, applications, etc. Elron holds 80% of Navitrio's outstanding shares. In June 2011, the Company completed its first investment in Navitrio in the amount of $1.5 million. See also Note 3.I to the interim consolidated financial statements as of June 30, 2011.

Renewal of BrainsGate's Clinical Trials. See Section 2.3.2 of the "Material Changes and Updates that Occurred in the Company's Business in the Three Months Ended June 30, 2011" part of the quarterly report.

1.3. Results of Operations

The loss attributable to Elron's shareholders in the second quarter and first half of 2011 amounted to $16,412 and $20,760 thousand, respectively, as compared to income of $81,083 and $68,186 thousand, respectively, in the second quarter and first half of 2010. The loss per share attributable to Elron's shareholders in the second quarter and first half of 2011 amounted to $0.57 and $0.73, respectively, as compared to income per share of $2.72 and $2.27, respectively, in the second quarter and first half of 2010.

The loss for the second quarter and first half of 2011 resulted primarily from impairment expenses in the amount of approximately $9,224 thousand recorded in the second quarter of 2011, mainly in respect of Elron's holding in Enablence. These expenses are included in Elron's share of the net loss of its group companies (net of non-controlling interest) in the amount of approximately $16,116 and $21,290 thousand, respectively, in the second quarter and first half of 2011, which also includes the losses of Starling, Pocared, NuLens and BrainsGate, and excess cost amortization expenses in respect of certain group companies, mainly Given Imaging, in the amount of approximately $1,186 and $2,375 thousand, respectively. The aforementioned loss was partially offset by a gain from changes in holdings in the amount of approximately $810 and $2,000 thousand (net of non-controlling interest) in the second quarter and first half of 2011, respectively, which resulted primarily from a decrease in the Company's holding in Given Imaging, as a result of the exercise and expiration of options granted to Given Imaging employees.

2

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011

Income for the second quarter and first half of 2010 resulted mainly from gains in respect of the completion of the sale of Medingo Ltd. ("Medingo") in the amount of $70,800 thousand (net of non-controlling interest and of tax) and in respect of the sale of Teledata Networks Ltd. ("Teledata") in the amount of approximately $22,400 thousand. The aforementioned income was offset by Elron's share of the net loss of its group companies in the amount of approximately $10,563 and $21,834 thousand (net of non-controlling interest), respectively, in the second quarter and first half of 2010, which resulted mainly from the losses of Starling, Medingo, Wavion and Teledata. These amounts include excess cost amortization and impairment expenses in respect of certain group companies in the amount of $1,371 and $2,779 thousand, respectively, in the second quarter and first half of 2010.

1.3.1. Composition of the Company's Results of Operations

	For the six months ended June 30, 2011	For the six months ended June 30, 2010	For the three months ended June 30, 2011	For the three months ended June 30, 2010	For the year ended December 31, 2010
	unaudited		unaudited		audited
	$ thousands
Income from sales	8,263	3,373	3,868	1,718	9,608
Gain from disposal of businesses and associates and changes in holdings in associates, net	2,411	156,571	1,037	156,641	160,010
Financial income	1,744	1,538	890	1,014	2,739
Total income	12,418	161,482	5,795	159,373	172,357
Cost of sales	2,695	1,502	1,538	774	3,948
Research and development expenses, net	9,069	10,665	4,678	4,400	18,209
Selling and marketing expenses	3,358	4,000	1,370	1,917	6,551
General and administrative expenses	4,597	7,875	2,400	3,237	13,577
Equity in losses of associates, net	5,546	7,152	3,133	2,611	10,863
Amortization of intangible assets	171	718	86	364	1,484
Financial expenses	956	3,964	427	2,384	3,031
Other expenses, net	9,972	2,989	10,336	3,291	3,136
Total costs and expenses	36,364	38,865	23,968	18,978	60,799
Income (Loss) before taxes on income	(23,946)	122,617	(18,173)	140,395	111,558
Taxes on income	-	8,508	-	8,824	6,112
Income (Loss)	(23,946)	114,109	(18,173)	131,571	105,446
Income (Loss) attributable to the Company's shareholders	(20,760)	68,186	(16,412)	81,083	60,678
Income (Loss) attributable to non-controlling interest	(3,186)	45,923	(1,761)	50,488	44,768
Basic income (loss) per share attributable to the Company's shareholders (in $)	(0.73)	2.27	(0.57)	2.72	1.98
Diluted income (loss) per share attributable to the Company's shareholders (in $)	(0.73)	2.16	(0.57)	2.67	1.98

3

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011

1.3.2. Analysis of the Company's Results of Operations

Income from sales

This item mainly included income from Wavion's sales in the amount of $3,868 and $8,263 thousand, respectively, in the second quarter and first half of 2011, compared with $1,718 and $3,366 thousand, respectively, in the first second quarter and first half of 2010. The increase in Wavion's sales was primarily due to Wavion's increased marketing and sales efforts.

Gain from Disposal of Businesses and Associates and Changes in Holdings in Associates, net

In the second quarter and first half of 2011 gains from disposal of businesses and associates and changes in holdings in associates, net, amounted to $1,037 and $2,411 thousand, respectively. The gain in the second quarter and first half of 2011 resulted primarily from an approximately $810 and $1,596 thousand gain (net of non-controlling interest), respectively, in the second quarter and first half of 2011, resulting from a decrease in the Company's holding in Given Imaging due to the exercise and expiration of options granted to Given Imaging employees, and from an approximately $407 thousand gain due to the initial consolidation of Kyma in the first quarter of 2011.

In the second quarter and first half of 2010 gains from disposal of businesses and associates and changes in holdings in associates, net, amounted to $156,641 and $156,571 thousand, respectively, resulting mainly from gains in respect of the completion of the sale of Medingo in the amount of $133,506 thousand and in respect of the completion of the sale of Teledata in the amount of $22,364 thousand.

Financial Income

Financial income in the second quarter and first half of 2011 amounted to $890 and $1,744 thousand, respectively, and resulted mainly from interest income on bank deposits and other financial assets, and from translation differences accumulated on loans granted to Starling by Elron and RDC.

Financial income in the second quarter and first half of 2010 amounted to $1,014 and $1,538 thousand, respectively, and resulted mainly from interest income from loans granted by the Company to associates and from interest income on bank deposits.

Cost of Sales

Cost of sales consisted primarily of expenses related to salaries and materials associated with supplying products to Wavion. Cost of sales in the second quarter and first half of 2011 amounted to $1,538 and $2,695 thousand, respectively, compared with $774 and $1,502 thousand, respectively, in the second quarter and first half of 2010. The increase in cost of sales resulted primarily from the increase in Wavion's sales, as aforementioned.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011

Operating Expenses

Operating expenses in the second quarter and first half of 2011 amounted to $8,448 and $17,024 thousand, respectively, compared with $9,554 and $22,540 thousand, respectively, in the second quarter and first half of 2010, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's and RDC's corporate operations and of consolidated companies (excluding amortization of intangible assets which also constitutes part of operating expenses under IFRS but is presented separately). The following table summarizes the operating results of the Company and its main consolidated companies:

	For the six months ended June 30, 2011	For the six months ended June 30, 2010	For the three months ended June 30, 2011	For the three months ended June 30, 2010
	unaudited		unaudited
	$ thousands
Corporate	2,037	2,146	1,043	1,095
RDC	983	3,242	426	1,026
Wavion	5,755	4,083	2,367	1,695
Medingo *	-	6,877	-	2,718
Starling	5,225	4,318	3,036	2,187
Kyma **	1,230	-	676	-
Other	1,794	1,874	900	833

* Medingo was consolidated in the Company's financial results until the date of its sale in May 2010.
** Kyma is consolidated in the Company's financial results since January 2011 due to the Company obtaining control over it.

Corporate: Corporate operating expenses in the second quarter and first half of 2011 amounted to $1,043 and $2,037 thousand, respectively, compared with $1,095 and $2,146 thousand, respectively, in the second quarter and first half of 2010.

RDC: RDC's operating expenses in the second quarter and first half of 2011 amounted to $426 and $983 thousand, respectively, compared with $1,026 and $3,242 thousand, respectively, in the second quarter and first half of 2010. The decrease in expenses resulted mainly from a one-time expense recorded in the second quarter and first half of 2010 in respect of a settlement agreement with the former CEO of RDC (see Note 19 to the consolidated financial statements as of December 31, 2010).

Wavion: Wavion's operating expenses in the second quarter and first half of 2011 amounted to $2,367 and $5,755 thousand, respectively, compared with $1,695 and $4,083 thousand, respectively, in the second quarter and first half of 2010. The increase resulted mainly from Wavion's increased marketing and sales efforts and the increase in its operations and sales turnover. Wavion's operating loss in the second quarter and first half of 2011 amounted to $37 and $187 thousand, respectively, compared with $780 and $2,234 thousand, respectively, in the second quarter and first half of 2010. The abovementioned factors along with an improvement in Wavion's gross profit margin led to a decrease in its operating loss.

Medingo: As aforementioned, Medingo's results were consolidated in Elron's statements until the date of its sale in May 2010. Medingo's operating expenses and operating loss in the second quarter and first half of 2010 amounted to $2,718 and $6,877 thousand, respectively.

Starling: Starling's operating expenses and operating loss in the second quarter and first half of 2011 amounted to $3,036 and $5,225 thousand, respectively, compared with $2,187 and $4,318 thousand, respectively, in the second quarter and first half of 2010. The increase resulted mainly from expenses in respect of an inventory write-down and provisions for repairs due to prolonged technical problems with Starling's ground products and delays in solving such problems, and in respect of raw materials which in Starling's estimation can no longer be used in its products.

Kyma: As aforementioned, Kyma's results are consolidated in Elron's statements as of January 2011 due to the Company obtaining control over it. Kyma's operating expenses and operating loss in the second quarter and first half of 2011 amounted to $676 and $1,230 thousand, respectively.

5

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011

Equity in Losses of Associates, net

Elron's share of net losses of associates resulted from holdings in certain investments that are accounted for under the equity method. The Company's share of net losses of associates in the second quarter and first half of 2011 amounted to $3,133 and $5,546 thousand, respectively, compared with $2,611 and $7,152 thousand, respectively, in the second quarter and first half of 2011.

The decrease in Elron's share of net losses of associates in the first half of 2011 compared with the first half of 2010 resulted mainly from the disposition of certain associates during 2010, including Teledata and Impliant Inc. ("Impliant"), which had generated losses in this period. This decrease was partially offset by a decrease in Given Imaging's income (see analysis of Given Imaging's results of operations below).

As most of the group companies have not yet generated significant revenues and invest considerable resources in research and development and in marketing activities, Elron has experienced, and expects to continue to experience, losses in respect of these companies. In addition, see "Analysis of the Results of Operations of the Company's Major Associates" below.

Amortization of Intangible Assets

Amortization of intangible assets in the second quarter and first half of 2011 amounted to $86 and $171 thousand, respectively, compared with $364 and $718 thousand, respectively, in the second quarter and first half of 2010, and resulted from the amortization of technology attributed to Wavion. The decrease in the amortization amount resulted mainly from the decline in value of such technology in 2010 (see Note 3.C.2.C to the consolidated financial statements as of December 31, 2010), which led to a decrease in the quarterly amortization amount.

Financial Expenses

Financial expenses in the second quarter and first half of 2011 amounted to $427 and $956 thousand, respectively, and resulted mainly from an increase in the market value of Starling's convertible debentures.

Financial expenses in the second quarter and first half of 2010 amounted to $2,384 and $3,964 thousand, respectively, and resulted mainly from interest expenses from loans granted to Elron, RDC and Wavion, and from an increase in the market value of Starling's convertible debentures.

Other Expenses, net

Other expenses, net, in the second quarter and first half of 2011 amounted to $10,336 and $9,972 thousand, respectively, and resulted mainly from an impairment charge in respect of the Company's holding in Enablence in the amount of approximately $8,831 thousand (see also Note 4 to the interim consolidation financial statements as of June 30, 2011) which was recognized in the second quarter of 2011, from an impairment loss in respect of the Company's holding in BPT in the amount of approximately $400 thousand, and from expenses in respect of an inventory write-down recognized by Starling in the amount of approximately $860 thousand in the first half of 2011 due to prolonged technical problems with Starling's ground products and delays in solving such problems, and due to raw materials which in Starling's estimation can no longer be used in its products. Expenses were offset by an approximately $400 thousand gain resulting from the sale of a portion of Elron's holding in GigOptix shares in the first quarter of 2011 (see Note 4 to the interim consolidated financial statements as of June 30, 2011), and from an approximately $130 thousand gain resulting from the sale of Elron's holding in Elbit Vision Systems Ltd. ("EVS") in the second quarter of 2011.

Other expenses, net, in the second quarter and first half of 2010 amounted to $3,291 and $2,989 thousand, respectively, and resulted mainly from an impairment charge in respect of the investment in Impliant which resulted from the decision of Impliant's board of directors to cease its operations, and from amortization of intangible assets attributed to technology of Wavion.

Taxes on Income

No taxes on income were recorded during the second quarter and first half of 2011.

Taxes on income were recorded in the second quarter and first half of 2010 in the amount of $8,824 and $8,508 thousand, respectively, and were incurred because RDC's gain from the sale of Medingo exceeded RDC's cumulative losses for tax purposes. Therefore, the gain from such sale required RDC to remit taxes and record current tax and deferred tax expenses accordingly.

6

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011

1.3.3. Analysis of the Results of Operations of the Company's Major Associates

Given Imaging (an approximately 27% direct and indirect holding through RDC) reported the following results of operations (according to IFRS):

	For the six months ended June 30, 2011	For the six months ended June 30, 2010	Increase/ Decrease	For the three months ended June 30, 2011	For the three months ended June 30, 2010	Increase/ Decrease
	unaudited			unaudited
	$ thousands		%	$ thousands		%
Sales	84,742	74,231	14.16	44,773	42,134	6.26
Operating income	4,086	3,951	3.42	2,382	2,988	(20.28)
Net income attributable to shareholders	1,298	5,949	(78.18)	745	3,400	(78.1)

The increase in Given Imaging's sales in the second quarter and first half of 2011 compared with the second quarter and first half of 2010 resulted mainly from the inclusion of the sales of Sierra Scientific Instruments which was acquired in April 2010, and from an increase in sales in the Americas, EMEA and APAC regions in the second quarter of 2011, compared with the second quarter of 2010. The decrease in Given Imaging's operating income in the second quarter of 2011 compared with the second quarter of 2010 resulted primarily from an increase in research and development expenses and selling and marketing expenses, as well as from a one-time decrease in gross profit. The decrease in net income in the second quarter of 2011 compared with the second quarter of 2010 resulted from a decrease in operating income and from tax expenses in the second quarter of 2011, as opposed to one-time tax income in the second quarter of 2010. The decrease in net income in the first half of 2011 compared with the first half of 2010 resulted from a decrease in operating income and from one-time tax income and financial income in respect of translation differences recorded in the first half of 2010, and from tax expenses recorded in the first half of 2011.

1.4. Liquidity and Capital Resources

	June 30, 2011	December 31, 2010
	(unaudited)	(audited)
	$ thousands
Total assets in the consolidated statement of financial position	223,479	250,338
Investments in associates and available for sale assets (including assets classified as held for sale)	134,764	146,801
Other long-term receivables	2,557	28,218
Current assets (excluding assets classified as held for sale)	80,092	69,645
Intangible assets, net	3,809	3,595
Current liabilities	15,954	14,782
Long-term liabilities	16,514	16,083
Total liabilities	32,468	30,845
Equity including non-controlling interest	191,011	219,493

Elron's and RDC's primary cash flows (non-consolidated) *	For the six months ended June 30, 2011	For the six months ended June 30, 2010	For the three months ended June 30, 2011	For the three months ended June 30, 2010
	unaudited		unaudited
	$ thousands
Proceeds from disposal of non-current investments of Elron and RDC	1,615	111,272	261	111,272
Investments in Elron's and RDC's group companies **	22,176	24,465	13,110	12,708
Raising of RDC's debt ***	1,000	-	1,000	-
Repayment of Elron's and RDC's loans ***	-	26,661	-	26,661

* The amounts presented include RDC's cash flows in full (100%) in addition to Elron's cash flows.
** Excluding Elron's investment in RDC and the consideration transferred from RDC following the transfer of the investment in Kyma to RDC.
*** Including raising and repayment of RDC's shareholder loan to Rafael only.

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Elron Electronic Industries Ltd.
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for the Second Quarter and First Half of 2011

Consolidated cash and cash equivalents at June 30, 2011 were $37,919 thousand, compared with $56,539 thousand at December 31, 2010. Non-consolidated cash and cash equivalents at June 30, 2011 were $27,524 thousand, compared with $40,714 thousand at December 31, 2010. The Company is exploring options for securing additional financing for its operations, including obtaining a bank credit line.

At June 30, 2011 RDC had a long-term loan in the amount of $2,000 thousand granted by Elron and Rafael in equal portions (see also Note 3 to the interim consolidated financial statements as of June 30, 2011).

The main uses of cash in the second quarter and first half of 2011 were investments and loans to group companies in the amount of $9,361 and $17,624 thousand, respectively, granted by Elron, and in the amount of $3,749 and $4,552 thousand, respectively, granted by RDC.

The main uses of cash in the second quarter and first half of 2010 were investments and loans to group companies in the amount of $12,783 and $18,430 thousand, respectively, granted by Elron, and in the amount of $5,925 and $12,035 thousand, respectively, granted by RDC. In addition, cash was used in the second quarter of 2010 to prepay Elron's and RDC's bank loans in the amount of $3,500 and $10,000 thousand, respectively, and to prepay RDC's debt to its shareholders in the aggregate amount of approximately $32,000 thousand, including $19,000 thousand to Elron and $13,000 thousand to Rafael.

Elron's and RDC's investments in group companies during the first half of 2011 and 2010 are set forth in the following table (see also Note 3 to the interim consolidated financial statements for additional details regarding the Company's and RDC's investments in group companies during the first half of 2011):

	Elron		RDC
	For the six months ended June 30, 2011	For the six months ended June 30, 2010	For the six months ended June 30, 2011	For the six months ended June 30, 2010
	unaudited
	$ thousands
Consolidated Companies *
Starling	3,948	5,063	4,552	5,837
Kyma **	4,000	-	-	-
Navitrio ***	1,500	-	-	-
Wavion	931	3,350	-	-
Medingo ****	-	461	-	4,207
Sync-Rx	-	-	-	992
Xsights	-	-	-	1,000
	10,379	8,874	4,552	12,035
Associates and Other Investments
Pocared	4,296	1,400	-	-
NuLens	1,042	2,000	-	-
Whitewater	1,146	-	-	-
Safend	447	156	-	-
BPT	314	-	-	-
	7,245	3,556	-	-
Total investments	17,624	18,430	4,552	12,035

* These investments do not affect the cash included in the interim consolidated financial statements. Furthermore, Elron granted RDC a $1,000 thousand loan in the first half of 2011, as aforementioned (in the first half of 2010 RDC was granted a $6,000 thousand loan).
** Kyma's results are consolidated in the Company's financial results since January 2011 due to the Company obtaining control over it. The amounts exclude the consideration transferred from RDC following the transfer of the investment in Kyma to RDC.
*** Navitrio's results are consolidated in the Company's financial results since its establishment in May 2011.
**** Medingo was consolidated in the Company's financial results until the date of its sale in May 2010.

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for the Second Quarter and First Half of 2011

Subsequent to the reporting date and through August 10, 2011, investments amounted to approximately $3,884 thousand as detailed below:

	Elron	RDC
	unaudited
	$ thousands
Consolidated Companies
Starling	464	536
Associates and Other Investments
Safend	139	-
BrainsGate	2,354	-
Pocared *	887	-
Total investments	3,884	536

* The acquisition of Pocared shares from a third party – see Note 3.F to the interim consolidated financial statements as of June 30, 2011.

Proceeds from the sale of Elron's and RDC's non-current investments during the first half of 2011 mainly include Elron's proceeds in the amount of $1,301 thousand from the sale of GigOptix shares in the first quarter of 2011, Elron's and RDC's proceeds in the amount of $15 and $38 thousand, respectively, received in the first quarter of 2011 in respect of the sale of Sela – Semiconductors Engineering Laboratories Ltd. which was completed in the third quarter of 2009, and Elron's proceeds in the amount of $261 thousand from the sale of its entire holding in EVS in the second quarter of 2011.

Proceeds from the sale of Elron's and RDC's non-current investments during the first half of 2010 included Elron's and RDC's cash consideration received in the second quarter of 2010 from the sale of Medingo in the amount of approximately $13,686 and $93,514 thousand, respectively, and Elron's cash consideration received in the second quarter of 2010 in the amount of approximately $3,000 thousand from the sale of Teledata. In addition, Elron and RDC received approximately $2,700 and $19,300 thousand, respectively, in consideration of the sale of Medingo, which was deposited in escrow for two years.

Convertible debentures at June 30, 2011 amounted to $2,417 thousand compared with $3,385 thousand at December 31, 2010. The convertible debentures balance represents the minority portion of the convertible debentures issued by Starling. The decrease was due to the second payment out of four equal payments made in June 2011 in respect of the convertible debentures principal.

Shareholders' equity attributable to shareholders at June 30, 2011 was $170,457 thousand, representing approximately 76% of the total assets in the statement of financial position, compared with $195,921 thousand, representing approximately 78% of total assets in the statement of financial position at December 31, 2010. The decrease in shareholders' equity resulted mainly from the loss attributable to shareholders in the amount of $20,760 thousand in the first half of 2011 and from a decrease in capital reserves for assets classified as held for sale in the amount of $4,205 thousand, mainly due to the decrease in the fair value of the investment in Enablence shares held by the Company (see also Note 4 to the interim consolidated financial statements as of June 30, 2011). The decrease in the ratio of shareholders' equity attributable to shareholders to total assets mainly resulted from the decrease in shareholders' equity as described above.

Consolidated working capital at June 30, 2011 (excluding available for sale financial assets presented as assets held for sale) amounted to $64,138 thousand, compared with $54,863 thousand at December 31, 2010. The increase in working capital resulted mainly from the reclassification of current maturities as current assets in respect of amounts received in the sale of Medingo that were deposited in long-term escrow, and in respect of the holding in Enablence convertible debentures (see also Note 3.J to the interim consolidated financial statements as of June 30, 2011). This increase was offset by a decrease in the cash balance.

Intangible assets as of June 30, 2011 amounted to $3,809 thousand, and mainly included intangible assets attributed to the agreement with Rafael in the amount of $3,051 thousand and technology in the amount of $578 thousand resulting from the initial consolidation of Wavion in 2008 and Kyma in 2011. Intangible assets as of December 31, 2010 amounted to $3,595 thousand, and mainly included intangible assets attributed to the agreement with Rafael in the amount of $3,051 thousand and technology in the amount of $342 thousand resulting from the initial consolidation of Wavion. The increase in intangible assets resulted mainly from a $407 thousand increase resulting from the initial consolidation of Kyma which was partially offset by the periodic amortization of technology attributed to Wavion resulting from the initial consolidation of Wavion.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011

2. Exposure to and Management of Market Risks

The report in this section refers to Elron and its consolidated companies to the extent that the exposure to market risks is material to Elron. The Company's risk management policy is implemented only for Elron itself. Elron does not determine the risk management policy for its group companies, and has not taken any action in the reported period to hedge market risks resulting from operations of its group companies. During the reported period, and during the period from June 30, 2011 until the date of approval of the financial statements, no material change has taken place with respect to the market risks to which the Company is exposed, the Company's policy for management of such risks, the officer responsible for their management and the means of supervision and implementation of the policy, as described in Item 5 – "Operating and Financial Review and Prospects" of the Company's Annual Report for 2010 filed on Form 20-F with the Securities and Exchange Commission.

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at June 30, 2011, December 31, 2010 and June 30, 2010.

The linkage balance includes balances in respect of Starling, whose operating currency (NIS) differs from that of the Company (U.S. dollars).

As of June 30, 2011 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item**	Total
Assets *
Cash and cash equivalents	-	33,803	-	5,916	-	39,719
Restricted cash	89	330	-	-	-	419
Trade receivables	-	2,413	6	1,338	-	3,757
Other account receivables	1,124	448	-	606	2,341	4,519
Inventories	-	-	-	-	5,065	5,065
Assets held for sale	-	-	-	-	3,211	3,211
Investments in associates	-	-	-	-	111,081	111,081
Other investments (accounted as available for sale)	-	-	-	-	20,472	20,472
Property, plant and equipment, net	-	-	-	-	2,257	2,257
Intangible assets, net	-	-	-	-	3,809	3,809
Other long-term receivables	470	28,274	-	264	162	29,170

Total assets	1,683	65,268	6	8,124	148,398	223,479

Liabilities *
Trade payables	-	719	-	2,135	-	2,854
Other account payables	24	1,053	-	5,486	2,427	8,990
Long term loans from banks and others	-	3,359	-	-	-	3,359
Convertible debentures	2,417	-	-	-	-	2,417
Royalty bearing government grants	-	9,732	-	-	-	9,732
Employee benefits, net	-	-	-	-	103	103
Deferred taxes	-	-	-	-	4,932	4,932
Other long term liabilities	-	-	-	-	81	81

Total liabilities	2,441	14,863	-	7,621	7,543	32,468

* Non-current assets and liabilities in this table include the current maturities in respect thereof.
** Including items that are not financial items.

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Elron Electronic Industries Ltd.
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for the Second Quarter and First Half of 2011

As of December 31, 2010 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item**	Total
Assets *
Cash and cash equivalents	-	51,205	-	5,334	-	56,539
Restricted cash	65	300	-	-	-	365
Trade receivables	-	2,842	-	219	-	3,061
Other account receivables	-	643	-	1,210	2,471	4,324
Inventories	-	-	-	-	5,356	5,356
Assets held for sale	-	-	-	-	17,211	17,211
Investments in associates	-	-	-	-	109,369	109,369
Other investments (accounted as available for sale)	-	-	-	-	20,221	20,221
Property, plant and equipment, net	-	-	-	-	2,079	2,079
Intangible assets, net	-	-	-	-	3,595	3,595
Other long-term receivables	-	27,997	-	221	-	28,218

Total assets	65	82,987	-	6,984	160,302	250,338

Liabilities *
Trade payables	-	494	14	3,348	-	3,856
Other account payables	128	489	-	5,482	1,931	8,030
Long term loans from banks and others	-	1,385	-	-	-	1,385
Convertible debentures	3,385	-	-	-	-	3,385
Royalty bearing government grants	-	9,156	-	-	-	9,156
Employee benefits, net	-	-	-	-	134	134
Deferred taxes	-	-	-	-	4,746	4,746
Other long term liabilities	-	-	-	-	153	153

Total liabilities	3,513	11,524	14	8,830	6,964	30,845

* Non-current assets and liabilities in this table include the current maturities in respect thereof.
** Including items that are not financial items.

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Elron Electronic Industries Ltd.
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for the Second Quarter and First Half of 2011

As of June 30, 2010 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item	Total
Assets
Cash and cash equivalents	-	103,202	-	25,487	-	128,689
Restricted cash	-	-	-	59	-	59
Trade receivables	-	1,323	-	112	-	1,435
Other current assets	-	1,762	-	1,711	2,893	6,366
Inventories	-	-	-	-	5,410	5,410
Investments in associates	-	-	-	-	111,848	111,848
Other investments (accounted as available for sale)	-	-	-	-	27,752	27,752
Property, plant and equipment, net	-	-	-	-	1,948	1,948
Intangible assets, net	-	-	-	-	5,493	5,493
Other long-term receivables	-	27,087	-	247	18	27,352

Total assets	-	133,374	-	27,616	155,362	316,352
Liabilities
Trade payables	-	425	54	2,947	-	3,426
Other current liabilities	30	4,937	-	4,289	3,821	13,077
Long term loans from banks and others	-	26,642	-	-	-	26,642
Long term loan from shareholders	16,728	-	-	-	-	16,728
Convertible debentures	3,068	-	-	-	-	3,068
Royalty bearing government grants	-	8,739	-	-	-	8,739
Employee benefits, net	-	-	-	-	141	141
Deferred taxes	-	-	-	-	5,000	5,000
Other long term liabilities	-	-	-	-	2,102	2,102

Total liabilities	19,826	40,743	54	7,236	11,064	78,923

* Non-current assets and liabilities in this table include the current maturities in respect thereof.
** Including items that are not financial items.

The Company and subsidiaries did not have material derivatives positions as of June 30, 2011, December 31, 2010 and June 30, 2010.

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for the Second Quarter and First Half of 2011

2.2. Financial Market Conditions

Since the beginning of 2011, the global financial markets have experienced an increased level of uncertainty. With the start of the year the global economy was affected by a severe blow to Japan's industrial manufacturing (due to the natural disaster), and by rising oil and commodities prices, due, among other things, to the unrest in our region in general, and in Libya in particular. The markets reacted with prices falling following the U.S.'s disappointing financial data in the second and third quarters of 2011, which manifested themselves in a decline in private consumption and a negligible rise in number of employees, in addition to increased uncertainty regarding the way the debts of Southern European countries were generally handled, and Greece's debts in particular, following the downgrade of their ratings. The combined concern over a renewed slowdown in the global financial activity, unsatisfactory handling of the debts of additional European countries (Italy and Spain), and particularly capital market concerns over the repercussions of the downgrade of the U.S.'s rating by S&P, have led to sharp declines in the global financial markets during August 2011.

In the Israeli market, the beginning of 2011 saw the rapid growth trend experienced in 2010 continue. On the other hand, the local capital market was adversely affected by a certain rise in inflation, as well as the aforementioned global developments and continued instability in the Middle East (due, among other things, to the possibility of a unilateral declaration of a Palestinian state in September 2011). These may, in certain scenarios, adversely affect the Israeli market, and the inflow of equity investments. During 2011, the policy of monetary restraint has continued in the Israeli market (among other things in response to the rapid rise in inflation, the continuing rapid rise in housing prices in Israel, and the increase in housing credit), alongside a similar policy in additional developing global markets, and the beginning of such a policy in the Euro area. It should also be noted, that recent intensifying social protest over high prices, including in food and housing, may lead the government to adopt reforms which may have an economic impact on the market.

Developments in the global markets and particularly in the Euro area and in the U.S., which include securities and exchange rate fluctuations, as well as the local developments described above, have affected and may continue to affect the Company's and its group companies' results of operations, their liquidity, the value of their equity, the value and exit potential of their assets, their business (including the demand for their products), their financial covenants, their ability to distribute dividends, and also their ability to raise financing as required for their day-to-day and long-term operations, and the terms of such financing.

2.3. Sensitivity Tests of Financial Instruments

For details concerning sensitivity tests of sensitive financial instruments included in the interim consolidated financial statements as of June 30, 2011 in accordance with changes in market factors, see Appendix A below.

Following are the summarized results of the sensitivity tests:

As of June 30, 2011

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	2,929	(42)	(31)	(15)	44	31	16

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	2,698	270	135	(270)	(135)
Sensitivity to changes in share prices of available for sale investments (including instruments presented as held for sale)	23,683	2,368	1,184	(2,368)	(1,184)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(2,428)	(243)	(121)	243	121

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for the Second Quarter and First Half of 2011

As of December 31, 2010

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	3,293	(95)	(15)	(7)	99	14	7

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(1,803)	(180)	(90)	180	90
Sensitivity to changes in share prices of available for sale investments	37,432	3,743	1,872	(3,743)	(1,872)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(3,514)	(351)	(176)	351	176

As of June 30, 2010

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in nominal NIS interest rate	(16,941)	64	6	3	(57)	(6)	(3)
Sensitivity to changes in dollar interest rates	(22,845)	(43)	(21)	(11)	49	21	11

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Elron Electronic Industries Ltd.
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for the Second Quarter and First Half of 2011

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	5,097	510	255	(510)	(255)
Sensitivity to changes in the Consumer Price Index	(16,941)	(339)	(169)	339	169
Sensitivity to changes in share prices of investments accounted as available for sale	27,752	2,775	1,445	(2,775)	(1,388)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(3,068)	(307)	(153)	307	153

3. Aspects of Corporate Governance

3.1. Donations and Assistance to the Community

The Company considers donating to and assisting the community in Israel an important element worthy of integrating in its overall activities. Accordingly, on August 10, 2011 the Company's board of directors approved a donation policy, according to which up to 0.5% of the Company's gains in respect of exit transactions shall be allocated to the donation budget ("the budget fund"), in effect as of the sale of Medingo in 2010, to be utilized over the course of several years. The budget fund not utilized during an exit year will be available for use in the ensuing years. In this meeting, the board of directors resolved that the Company will be permitted to donate an amount of up to $25,000 to different projects and organizations until the end of 2011, and authorized the Company's chairman as the officer responsible for implementing the policy. The Company chose to focus on and give priority to projects in the fields of health, technology education and others.

3.2. Compensation to the Controlling Shareholder

Services Agreement with DIC

On May 1, 2009, the Company entered into a services agreement with its controlling shareholder, Discount Investment Corporation Ltd. ("DIC"), for the receipt of general managerial and administrative services from DIC through its management staff (the "Services Agreement"). Under the Services Agreement, the Company receives, among other things, CEO services and other executive officer services. Prior to entering the Services Agreement, the agreement was approved by the Company's audit committee, board of directors and a majority of its shareholders, as required by law. In doing so, the Company's board of directors examined the terms of the agreement and market conditions, and determined that the agreement would benefit Elron by increasing its efficiency and cost savings.

Following a request made by the Israel Securities Authority to have the board of directors hold a discussion on the Services Agreement in accordance with Regulation 10(b)(4) of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970, the Company's board of directors held a discussion on the Services Agreement and the association between the remuneration paid DIC under the agreement and DIC's contribution to the Company.

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for the Second Quarter and First Half of 2011

In its discussion the board of directors was presented data regarding the fee paid DIC under the Services Agreement, and data regarding the decrease in the Company's general and administrative expenses after entering into the Services Agreement.

The Company's board of directors is of the opinion that the remuneration paid DIC under the Services Agreement reflects the services provided the Company under the Services Agreement, and is fair and reasonable, considering the savings in costs the Services Agreement afforded the Company.

3.3. Disclosure Pertaining to the Approval Process of the Financial Statements

The Company's financial statement examination committee (the "Committee") is the audit committee, the organ in charge of the oversight of the financial statements. The Company's board of directors is the organ in charge of the approval of the financial statements. For details regarding the Committee members, see Item 6 – "Directors, Senior Management and Employees" of the Company's Annual Report for 2010 filed on Form 20-F with the Securities and Exchange Commission.

The Committee holds discussions and makes recommendations to the board of directors regarding the approval process of the financial statements, and delivers its recommendations to the board of directors reasonably sufficient time prior to the approval of the board of directors' meeting, and reports thereto on any flaw or problem, if any, having arisen during the examination. The Company's auditor is invited to and attends the Committee's meetings, as well as the board meetings at which the financial statements are discussed and approved, at which he addresses the audit performed. In addition, the internal auditor attends the Committee's meetings.

The Committee examines, inter alia, through a detailed presentation by the officers and others at the Company, including the Company's CEO – Ari Bronshtein, and CFO – Yaron Elad, the following issues, and makes recommendations thereon to the board of directors: the material issues in the financial reporting, including transactions outside the ordinary course of business (if any), the material estimates and critical assessments used in the financial statements, the valuations, including the assumptions and estimates underlying the same, on which data in the financial statements are based, the completeness and correctness of the disclosure in the financial statements, the reasonableness of the data, the accounting policy implemented and changes having occurred therein, implementation of the principle of due disclosure in the financial statements and related information, the internal controls associated with the financial reporting and the effectiveness thereof, and various aspects of risk control and management, both such that are reflected in the financial statements (such as the report on financial risks), and such that affect the reliability of the financial statements. If necessary, the Committee requests comprehensive reviews on issues of particularly material impact.

The approval of the financial statements involves at least three meetings: Two of the Committee, prior to the board of directors meeting for a comprehensive, in-principle discussion of the material reporting issues and the formulation of recommendations to the board of directors, and the third – of the board of directors, for discussion and approval of the financial statements.

The process of approval of the Company's financial statements as of June 30, 2011, involved three meetings as follows: (1) a meeting of the Committee regarding the material accounting issues and the valuations performed in order to prepare the financial statements, (2) a meeting of the Committee, held prior to the board of directors meeting, for a comprehensive, in-principle discussion of the material reporting issues and the formulation of recommendations to the board of directors regarding the approval of the financial statements, and (3) a meeting of the board of directors, for discussion and approval of the financial statements and periodical reports.

To the Committee meeting held on July 28, 2011, at which the Committee discussed the material accounting issues and examined the valuations used in the preparation of the financial statements, in addition to the Committee members, the following persons were invited and attended: the Company's CFO – Yaron Elad, the Company's Controller – Nir Pinchas, and the Company's auditor. The Company's internal auditor was invited but did not attend.

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Elron Electronic Industries Ltd.
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for the Second Quarter and First Half of 2011

To the Committee meeting held on August 8, 2011, at which the Committee discussed and finalized its recommendations to the board of directors regarding approval of the financial statements for the second quarter of 2011, in addition to the Committee members, the following persons were invited and attended: the Company's auditor, Ari Bronshtein – the Company's CEO, Yaron Elad – the Company's CFO, Nir Pinchas – the Company's Controller, Doron Cohen, CPA – the Company's Internal Auditor, and other personnel in the Company. During this meeting, the Committee examined, amongst other issues, the assessments made and evaluations performed in connection with the financial statements for the second quarter of 2011, the accounting policy implemented and the accounting treatment applied to material issues of the Company, and the valuations, including the assumptions and estimates underlying the same, upon which the second quarter 2011 financial statements' data are based, through a detailed presentation of the abovementioned matters by officers and other position holders in the Company, including the CEO – Ari Bronshtein, and the CFO – Yaron Elad. Furthermore, the Company's auditor addressed the review performed. The Committee's recommendations were delivered in writing to the members of the board of directors on August 8, 2011.

At the board of directors meeting held on August 10, 2011, the board of directors discussed the Committee's recommendations and approved the Company's financial statements as of June 30, 2011. The Committee's recommendations and a draft of the quarterly report were delivered in writing to the members of the board of directors 2 business days prior to the board of directors meeting, which period of time, the board of directors deemed to be reasonable, in view of the complexity and extent of the recommendations. The following board members attended the said board of directors meeting: Chairman of the board – Arie Mientkavich, Gad Arbel, Avraham Asheri, Yaacov Goldman, Gabi Barbash, Rona Dankner and Arieh Ovadia.

3.4. Updated Guidelines for Classifying Transactions as Negligible

Pursuant to Item 7B – "Major Shareholders and Related Party Transactions" of the Company's Annual Report for 2010 filed on Form 20-F with the Securities and Exchange Commission, on August 10, 2011 the Company's board of directors resolved to update the policy determining the guidelines and rules for the classification of a transaction by the Company or by a consolidated company with a related party in which the Company's controlling shareholder has a personal interest as a negligible transaction, and resolved, that effective as of the date of the resolution, the policy will also include an absolute quantitative examination for determining whether a transaction is negligible, as follows: In the absence of any special qualitative considerations given the specific circumstances, a transaction that is not extraordinary (in other words – it is conducted in the ordinary course of business, under market conditions, and does not have a material impact on the Company), it will be considered a negligible transaction, if the relevant criteria calculated for the transaction (one or more, as set out in Item 7B – "Major Shareholders and Related Party Transactions" of the Company's Annual Report for 2010 filed on Form 20-F with the Securities and Exchange Commission) is less than one percent (1%) of the Company's equity according to the Company's last consolidated financial statements, and if the transaction amount does not exceed $1.2 million.

4. Disclosure Directives Relating to Financial Reporting

4.1. Critical Accounting Estimates

Regarding the contingent consideration element from the sale of Medingo, see Note 3 to the interim consolidated financial statements as of June 30, 2011, and regarding the loss resulting from the impairment charge in respect of the Company's holding in Enablence shares recognized in the second quarter of 2011, see Note 4 to the interim consolidated financial statements as of June 30, 2011. With the exception of the aforementioned, as of the reporting date, no material changes have taken place with respect to the critical accounting estimates used in the preparation of the Company's financial statements.

17

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011

Arie Mientkavich Chairman	Ari Bronshtein CEO

August 10, 2011, Tel Aviv

18

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011

Appendix A
to the Board of Directors Report as of June 30, 2011

Sensitivity tests of sensitive financial instruments included in the interim consolidated financial statements as of June 30, 2011, in accordance with changes in market factors

The following tables describe sensitivity tests of the fair value of financial instruments held by the Company and its subsidiaries.
The following comments should be considered with regards to the tables below:

1.	The instruments that appear below are not necessarily presented in the financial statements at fair value.
2.
Starling's operating currency (NIS) is different from that of the Company and its other subsidiaries (U.S. Dollar). Accordingly, no sensitivity tests were carried out in relation to the exchange rate in financial instruments held by Starling. It should be noted that the effect of the difference between Starling's currency and the Company's currency is reflected in the Company's shareholders' equity under capital reserves from translation differences.

3.	The exchange rates according to which the sensitivity tests were carried out are the closing rates on the day of calculation.

a. Sensitivity Tests of the Balances as of June 30, 2011

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables (including current maturities)	4,444	(104)	(52)	(26)	110	53	27
Loans from banks and others (including current maturities)	(1,515)	62	21	11	(66)	(22)	(11)
	2,929	(42)	(31)	(15)	44	31	16

19

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011

Sensitivity test of changes in the dollar exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	2,870	287	144	(287)	(144)
Cash and cash equivalents	4,679	468	234	(468)	(234)
Non-current assets:
Long-term receivables	661	66	33	(66)	(33)
Current liabilities:
Trade payables and other account payables	(5,512)	(551)	(276)	551	276

	2,698	270	135	(270)	(135)

*Sensitivity tests for the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity test of changes in prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	20,472	2,047	1,024	(2,047)	(1,024)
Assets classified as held for sale	3,211	321	160	(321)	(160)
	23,683	2,368	1,184	(2,368)	(1,184)

Sensitivity test of changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(2,428)	(243)	(121)	243	121

20

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011
b. Sensitivity Tests of the Balances at December 31, 2010

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables	3,828	(104)	(32)	(16)	109	32	16
Loans from banks and others (including current maturities)	(535)	9	17	9	(10)	(18)	(9)
	3,293	(95)	(15)	(7)	99	14	7

Sensitivity test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	1,103	110	55	(110)	(55)
Cash and cash equivalents	3,788	379	189	(379)	(189)
Current liabilities:
Trade payables and other account payables	155	16	8	(16)	(8)
Non-current liabilities:
Loans from shareholders	(6,849)	(685)	(342)	685	342

	(1,803)	(180)	(90)	180	90

*Sensitivity tests of the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity test of changes in prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	20,221	2,022	1,011	(2,022)	(1,011)
Assets classified as held for sale	17,211	1,721	861	(1,721)	(861)
	37,432	3,743	1,872	(3,743)	(1,872)

21

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011

Sensitivity Test and changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(3,514)	(351)	(176)	351	176

c. Sensitivity Test of the Balances at June 30, 2010

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables	3,779	(139)	(35)	(18)	147	35	18
Loans from banks and others (including current maturities)	(26,624)	96	14	7	(98)	(14)	(7)
	(22,845)	(43)	(21)	(11)	49	21	11
Sensitivity test of changes in nominal NIS interest rate

		Gain (loss) from changes in nominal NIS interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Loans from shareholders	(16,941)	64	6	3	(57)	(6)	(3)

22

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2011

Sensitivity test of changes in the dollar exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other current assets and trade receivables	1,461	146	73	(146)	(73)
Cash and cash equivalents	25,006	2,501	1,250	(2,501)	(1,250)
Non-current assets:
Long-term receivables	188	19	9	(19)	(9)
Current liabilities:
Trade payables and other current liabilities	(4,617)	(462)	(231)	462	231
Non-current liabilities:
Loans from shareholders	(16,941)	(1,694)	(847)	1,694	847

	5,097	510	255	(510)	(255)

*Sensitivity tests for the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity test of changes in the Israeli Consumer Price Index

		Gain (loss) from changes in the Israeli Consumer Price Index
		Increase		Decrease
	Fair value	2%	1%	2%	1%
Section	$ thousands
Loans from shareholders	(16,941)	(339)	(169)	339	169

For purposes of possible further impact of Consumer Price Index changes on the results of the Company's activity – see Consolidated linkage balance sheet, section 2.1 above.

Sensitivity test of changes in prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	27,752	2,775	1,388	(2,775)	(1,388)

Sensitivity test of changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(3,068)	(307)	(153)	307	153

23

Elron Electronic Industries Ltd.
Part III
English Translation of Interim
Consolidated Financial Statements

As of
June 30, 2011
Unaudited

Elron Electronic Industries Ltd.

English Translation of Interim Consolidated Financial Statements as of June 30, 2011

Auditors' review report to the shareholders of
Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of June 30, 2011 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain associate, the investment in which, at equity, amounted to approximately $48,381 thousand as of June 30, 2011, and the Group's share in its earnings amounted to approximately $260 thousand and $235 thousand for the six and three months then ended, respectively. The condensed interim financial information of this company was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 10, 2011	A Member of Ernst & Young Global

 Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	June 30		December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	39,719	128,689	56,539
Restricted cash	419	59	365
Trade receivables	3,757	1,435	3,061
Other accounts receivables	31,132	6,366	4,324
Inventories	5,065	5,410	5,356

	80,092	141,959	69,645

Assets held for sale	3,211	-	17,211

Non-current assets
Investments in associates	111,081	111,848	109,369
Other investments (accounted as available for sale)	20,472	27,752	20,221
Other long-term receivables	2,557	27,352	28,218
Property, plant and equipment, net	2,257	1,948	2,079
Intangible assets, net	3,809	5,493	3,595

	140,176	174,393	163,482

	223,479	316,352	250,338

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	June 30		December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands

Current liabilities
Short term credit and loans from banks and others	1,955	26,642	850
Loans from shareholders	-	16,728	-
Trade payables	2,854	3,426	3,856
Other accounts payables	9,791	13,077	8,801
Current maturities of convertible debentures	1,354	1,146	1,275

	15,954	61,019	14,782

Long-term liabilities
Long-term loans from banks and others	1,404	-	535
Convertible debentures	1,063	1,922	2,110
Royalty bearing government grants	8,931	8,739	8,385
Employee benefits	103	141	134
Other long term liabilities	81	2,102	153
Deferred tax liabilities	4,932	5,000	4,746

	16,514	17,904	16,063

Equity attributable to the Company's shareholders

Issued capital	9,573	9,573	9,573
Share premium	190,378	190,328	190,378
Capital reserves	10,075	11,494	14,855
Accumulated deficit	(39,569)	(14,369)	(18,885)

	170,457	197,026	195,921

Non-controlling interests	20,554	40,403	23,572

Total equity	191,011	237,429	219,493

	223,479	316,352	250,338

The accompanying notes are an integral part of the interim consolidated financial statements.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: August 10, 2011

Elron Electronic Industries Ltd.

Consolidated Statements of Income

					For the
	Six months ended June 30		Three months ended June 30		year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands (except for income (loss) per share data)

Income
Income from sales	8,263	3,373	3,868	1,718	9,608
Gain from disposal of investee companies and changes in holdings, net	2,411	156,571	1,037	156,641	160,010
Financial income	1,744	1,538	890	1,014	2,739
	12,418	161,482	5,795	159,373	172,357

Cost and expenses
Cost of sales	2,695	1,502	1,538	774	3,948
Research and development expenses, net	9,069	10,665	4,678	4,400	18,209
Selling and marketing expenses	3,358	4,000	1,370	1,917	6,551
General and administrative expenses	4,597	7,875	2,400	3,237	13,577
Equity in losses of associates, net	5,546	7,152	3,133	2,611	10,863
Amortization of intangible assets	171	718	86	364	1,484
Financial expenses	956	3,964	427	2,384	3,031
Other expenses, net	9,972	2,989	10,336	3,291	3,136

	36,364	38,865	23,968	18,978	60,799

Income (loss) before taxes on income	(23,946)	122,617	(18,173)	140,395	111,558
Taxes on income	-	(8,508)	-	(8,824)	(6,112)

Net income (loss)	(23,946)	114,109	(18,173)	131,571	105,446

Attributable to:
The Company's shareholders	(20,760)	68,186	(16,412)	81,083	60,678
Non-controlling interests	(3,186)	45,923	(1,761)	50,488	44,768

	(23,946)	114,109	(18,173)	131,571	105,446

Net income (loss) per share attributable to the Company's shareholders (in $)

Basic net income (loss)	(0.73)	2.27	(0.57)	2.72	1.98

Diluted net income (loss)	(0.73)	2.16	(0.57)	2.67	1.98

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

					For the
	Six months ended June 30		Three months ended June 30		year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands

Net income (loss)	(23,946)	114,109	(18,173)	131,571	105,446

Other comprehensive income (loss) (after tax):

Gain (loss) from available for sale financial assets	(4,661)	2,092	1,425	782	9,585
Transfer to the statement of income in respect of available for sale financial assets	782	-	1,197	-	-
Foreign currency translation differences for foreign operations	(1,200)	347	(620)	481	(1,269)
Actuarial loss from defined benefit plan	-	-	-	-	(57)
Group's share of other comprehensive loss of companies accounted for under the equity method	(33)	(69)	(33)	(35)	(204)

Total other comprehensive income (loss)	(5,112)	2,370	1,969	1,228	8,055

Total comprehensive income (loss)	(29,058)	116,479	(16,204)	132,799	113,501

Attributable to:
Company's shareholders	(25,568)	70,469	(14,284)	82,181	69,100
Non-controlling interests	(3,490)	46,010	(1,920)	50,618	44,401

	(29,058)	116,479	(16,204)	132,799	113,501

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
								Capital
								reserve
			Capital		Capital		Capital	for
			reserve		reserve		reserve	available
			for	Revaluation	for	Capital	from	for sale
			transactions	reserve from	available	reserve	transactions	financial	Accumulated
			with	consolidation	for sale	from	with non-	assets	deficit from			Non-
	Issued	Share	controlling	of	financial	translation	controlling	held for	share based	Accumulated		controlling	Total
	capital	premium	interest	subsidiaries	assets	differences	interests	sale	payments	deficit	Total	interests	equity
	Unaudited
	$ thousands

Balance at January 1, 2011 (Audited)	9,573	190,378	351	150	10,293	(228)	80	4,209	1,194	(20,079)	195,921	23,572	219,493

Total comprehensive income (loss)	-	-	-	-	297	(900)	-	(4,205)	-	(20,760)	(25,568)	(3,490)	(29,058)
Share-based payments in respect of awards issued by subsidiaries (*)	-	-	-	-	-	-	104	-	-	-	104	93	197
Expiration of share based payment instruments	-	-	-	-	-	-	-	-	(19)	19	-	-	-
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(76)	-	-	-	-	-	76	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary (see Note 3.C)	-	-	-	-	-	-	-	-	-	-	-	469	469
Non-controlling interests arising from initially consolidated subsidiary (see Note 3.E)	-	-	-	-	-	-	-	-	-	-	-	(90)	(90)

Balance at June 30, 2011	9,573	190,378	351	74	10,590	(1,128)	184	4	1,175	(40,744)	170,457	20,554	191,011

(*)	including effects of expiration and exercise of share based payment instruments of subsidiaries.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company’s shareholders
			Capital		Capital
			reserve		reserve
			for	Revaluation	for	Capital
			transactions	reserve from	financial	reserve	Accumulated
			with	consolidation	assets	from	deficit from			Non
	Issued	Share	controlling	of	available	translation	share based	Accumulated		controlling	Total
	capital	premium	interest	subsidiaries	for sale	differences	payments	deficit	Total	interest	equity
	Unaudited
	$ thousands

Balance at January 1, 2010 (Audited)	9,573	190,328	217	4,127	5,000	723	1,180	(84,679)	126,469	(4,376)	122,093

Total comprehensive income	-	-	-	-	2,033	250	-	68,186	70,469	46,010	116,479
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	929	929
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(856)	-	-	-	856	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	641	641
Change in non-controlling interest due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	(2,801)	(2,801)
Share based payment	-	-	-	-	-	-	88	-	88	-	88

Balance at June 30, 2010	9,573	190,328	217	3,271	7,033	973	1,268	(15,637)	197,026	40,403	237,429

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
								Capital
								reserve
			Capital		Capital		Capital	for
			reserve		reserve		reserve	available
			for	Revaluation	for	Capital	from	for sale
			transactions	reserve from	available	reserve	transactions	financial	Accumulated
			with	consolidation	for sale	from	with non-	assets	deficit from			Non-
	Issued	Share	controlling	of	financial	translation	controlling	held for	share based	Accumulated		controlling	Total
	capital	premium	interest	subsidiaries	assets	differences	interests	sale	payments	deficit	Total	interests	equity
	Unaudited
	$ thousands

Balance at April 1, 2011	9,573	190,378	351	112	10,527	(663)	124	(2,526)	1,194	(24,389)	184,681	22,492	207,173

Total comprehensive income (loss)	-	-	-	-	63	(465)	-	2,530	-	(16,412)	(14,284)	(1,920)	(16,204)
Share-based payments in respect of awards issued by subsidiaries (*)	-	-	-	-	-	-	60	-	-	-	60	(18)	42
Expiration of share based payment instruments	-	-	-	-	-	-	-	-	(19)	19	-	-	-
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(38)	-	-	-	-	-	38	-	-	-

Balance at June 30, 2011	9,573	190,378	351	74	10,590	(1,128)	184	4	1,175	(40,744)	170,457	20,554	191,011

(*)	including effects of expiration and exercise of share based payment instruments of subsidiaries.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company’s shareholders
			Capital		Capital
			reserves		reserves
			in		in
			respect		respect
			of	Revaluation	of	Capital
			transactions	reserve from	financial	reserves	Accumulated
			with	consolidation	assets	from	deficit from			Non
	Issued	Share	controlling	of	available	translation	share based	Accumulated		controlling	Total
	capital	premium	interest	subsidiaries	for sale	differences	payments	deficit	Total	interest	equity
	Unaudited
	$ thousands

Balance at April 1, 2010	9,573	190,328	217	3,971	6,281	627	1,209	(97,420)	114,786	(8,103)	106,683

Total comprehensive income	-	-	-	-	752	346	-	81,083	82,181	50,618	132,799
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	567	567
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	-	-	-	(700)	-	-	-	700	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	122	122
Change in non-controlling interest due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	(2,801)	(2,801)
Share based payment	-	-	-	-	-	-	59	-	59	-	59
Balance at June 30, 2010	9,573	190,328	217	3,271	7,033	973	1,268	(15,637)	197,026	40,403	237,429

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
								Capital
								reserve
			Capital		Capital		Capital	for
			reserve		reserve		reserve	available
			for	Revaluation	for	Capital	from	for sale
			transactions	reserve from	available	reserve	transactions	financial	Accumulated
			with	consolidation	for sale	from	with non-	assets	deficit from			Non-
	Issued	Share	controlling	of	financial	translation	controlling	held for	share based	Accumulated		controlling	Total
	capital	premium	interest	subsidiaries	assets	differences	interests	sale	payments	deficit	Total	interests	equity
	Audited
	$ thousands

Balance at January 1, 2010	9,573	190,328	217	4,127	5,000	723	-	-	1,180	(84,679)	126,469	(4,376)	122,093

Total comprehensive income (loss)	-	-	-	-	9,502	(951)	-	-	-	60,549	69,100	44,401	113,501
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	1,039	1,039
Expiration of share based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	80	-	-	-	80	(80)	-
Share based payments	-	-	-	-	-	-	-	-	88	-	88	-	88
Exercise of options into shares	-	50	-	-	-	-	-	-	(74)	74	50	-	50
Purchase of options from non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(255)	(255)
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(3,977)	-	-	-	-	-	3,977	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	641	641
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(14,997)	(14,997)
Capital reserve from transaction with controlling interests	-	-	134	-	-	-	-	-	-	-	134	-	134
Classification of non-current assets as held for sale	-	-	-	-	(4,209)	-	-	4,209	-	-	-	-	-
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(2,801)	(2,801)

Balance at December 31, 2010	9,573	190,378	351	150	10,293	(228)	80	4,209	1,194	(20,079)	195,921	23,572	219,493
The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.
Consolidated Statements of Cash Flows

					For the
	Six months ended June 30		Three months ended June 30		year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands

Cash flows from operating activities
Net income (loss)	(23,946)	114,109	(18,173)	131,571	105,446

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Adjustments to the profit or loss items:
Depreciation and amortization	586	1,234	296	614	2,412
Financial expenses (income), net	(61)	1,122	108	974	1,777
Stock based compensation and changes in liability in respect of call options	161	1,023	1	633	1,131
Accrued interest on loans from shareholders	-	(9)	-	(311)	742
Gain from sale of investments in available for sale financial assets	(543)	(28)	(128)	-	(28)
Reevaluation of restricted cash	-	-	-	1	-
Loss (gain) from sale of property and equipment	(6)	(3)	(6)	9	66
Loss from impairment of investments	9,224	1,780	9,224	1,780	1,780
Loss from impairment of intangible assets	-	1,230	-	1,230	2,421
Change in fair value of convertible debentures	514	945	223	354	1,331
Gain from disposal of investee companies and changes in holdings, net	(2,411)	(156,571)	(1,037)	(156,641)	(160,010)
Equity in losses of associates, net	5,546	7,152	3,133	2,611	10,863
Taxes on income	-	8,508	-	8,824	6,112
Other	-	(923)	112	(748)	(2,637)
	13,010	(134,540)	11,926	(140,670)	(134,040)

Changes in Assets and Liabilities:
Decrease (increase) in trade receivables	(696)	649	826	633	(977)
Decrease (increase) in other accounts receivables	678	(1,707)	(219)	(678)	(591)
Decrease (increase) in inventories	342	(1,946)	1,064	(1,411)	(2,501)
Decrease in liabilities in respect of government grants	(325)	(15)	(447)	(241)	(1,282)
Increase (decrease) in trade payables	(1,057)	70	(1,024)	807	371
Increase (decrease) in other accounts payables	799	2,133	(663)	(575)	651
	(259)	(816)	(463)	(1,465)	(4,329)

Cash paid and received during the period for:
Taxes received	-	-	-	-	770
Taxes paid	-	-	-	-	(1,734)
Interest paid	(325)	(1,380)	(299)	(1,129)	(2,708)
Interest received	386	258	191	155	931
	61	(1,122)	(108)	(974)	(2,741)

Net cash used in operating activities	(11,134)	(22,369)	(6,818)	(11,538)	(35,664)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.
Consolidated Statements of Cash Flows (Cont.)

					For the
	Six months ended June 30		Three months ended June 30		year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands
Cash flows from investment activities
Purchase of property and equipment	(492)	(780)	(350)	(600)	(1,267)
Investment in associates and other companies	(7,248)	(3,556)	(4,613)	(1,401)	(5,155)
Purchase of intangible assets	(9)	(196)	(9)	(58)	(216)
Proceeds from sale of property and equipment	11	64	11	39	78
Proceeds from sale of investments in subsidiaries net of cash disposed of in their deconsolidation	-	106,962	-	106,962	107,395
Proceeds from sale of investment in associates and other companies	53	3,937	-	3,937	5,062
Proceeds from sale of investment in available for sale financial assets	1,562	157	261	-	157
Acquisition of initially consolidated subsidiary less cash acquired (see also Note 3.E)	668	-	-	-	-
Investments in deposits	(26)	-	(16)	-	(285)

Net cash provided by (used in) investment activities	(5,481)	106,588	(4,716)	108,879	105,769

Cash flows from financing activities
Receipt of government grants	388	382	29	345	1,499
Repayment of government grants	(219)	(196)	-	(196)	(314)
Proceeds from exercise of options	-	-	-	-	50
Investment of non-controlling interests in subsidiaries	469	641	-	122	641
Award paid to CEO by controlling interests	-	-	-	-	134
Dividend paid to non-controlling interest	-	-	-	-	(14,997)
Purchase of options from non-controlling interests	-	-	-	-	(255)
Repayment of long-term loans from shareholders	-	-	-	-	(16,279)
Receipt of long-term loans from banks and others	1,000	6,000	1,000	2,250	6,750
Repayment of other long-term loans and liabilities	(100)	(26,000)	(75)	(26,000)	(52,500)
Repayment of convertible debentures	(1,356)	(1,150)	(1,356)	(1,150)	(1,150)
Short-term credit from banks and others, net	1,054	(722)	551	(420)	(264)

Net cash provided by (used in) financing activities	1,236	(21,045)	149	(25,049)	(76,685)

Exchange rate differences in respect of cash and cash equivalents	(1,441)	768	(509)	768	(1,628)

Increase (decrease) in cash and cash equivalents	(16,820)	63,942	(11,894)	73,060	(8,208)

Cash and cash equivalents of a disposal group held for sale	-	-	-	1,012	-

Cash and cash equivalents at the beginning of the period	56,539	64,747	51,613	54,617	64,747

Cash and cash equivalents at the end of the period	39,719	128,689	39,719	128,689	56,539

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company with holdings in private and public companies in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange, its main trade market, and the Over-The-Counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's controlling shareholder is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds approximately 50.46% of the Company as of June 30, 2011.

DIC's parent company is IDB Development Corporation Ltd. ("IDB"), which is wholly-owned by IDB Holding Corporation Ltd. The control nucleus of DIC is comprised of Ganden Holdings Ltd., Manor Holdings B.A. Ltd. and Avraham Livnat Ltd., which have a voting agreement between them regarding their shares in IDB Holding Corporation Ltd. The ultimate parent company of IDB Holding Corporation Ltd. is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

The accompanying consolidated financial statements have been prepared as of June 30, 2011, and for the six and three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), in a condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2010 and the year then ended and accompanying notes ("the annual consolidated financial statements").

Note 2 – Significant Accounting Policies

A.	Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in  IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

A.	Basis of presentation (Cont.)

The significant accounting policies followed in the preparation of the interim consolidated financial statements are consistent with those applied in preparation of the annual consolidated financial statements, with the exception of the following:

1.	IFRS 7 - Financial Instruments: Disclosure

The amendment to IFRS 7 clarifies the Standard's disclosure requirements, mainly in regards with the connection between the quantitative disclosures and the qualitative disclosures as well as the nature and scope of risks arising from financial instruments. The Standard also reduces the volume of disclosure requirements for collateral held by the company and revises the disclosure requirements for credit risk. The amendment is adopted commencing on January 1, 2011.

The necessary disclosures will be included in the Company's annual financial statements once applicable.

2.	IAS 24 - Related Party Disclosures

The amendment to IAS 24 clarifies the definition of a related party in order to simplify the identification of the relationship with a related party and to avoid inconsistent adoption of this definition. In addition, government related companies are awarded partial alleviations by the amendment in providing disclosure for transactions with the government and other government related companies. The amendment is adopted retrospectively commencing on January 1, 2011.

The amendment did not have a material effect on the Company's interim consolidated financial statements.

3.	IAS 32 - Financial Instruments: Presentation - Classification of Rights Issues

The amendment to IAS 32 determines that rights, options or warrants to acquire a fixed number of the Company's equity instruments, for a fixed amount of any currency, are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments. The amendment is adopted retrospectively commencing on January 1, 2011.

The amendment did not have a material effect on the Company's interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

A.	Basis of presentation (Cont.)

4.	IAS 34 - Interim Financial Reporting

The Company is applying the amendment to IAS 34, Interim Financial Reporting ("the Amendment"), since January 1, 2011. Pursuant to the amendment, new disclosure requirements were introduced to interim financial reporting regarding the circumstances that are likely to affect the fair value of financial instruments and their classification, the transfers of financial instruments between different fair value levels and changes in the classification of financial assets. In addition, the materiality threshold, which was included in the minimal disclosure requirements prior to the amendment, was cancelled.

The amendment did not have a material effect on the Company's interim consolidated financial statements.

B.	Disclosure of new IFRS standards in the period prior to their adoption

IFRS 9 - Financial Instruments

a.
In November 2009, the IASB issued the first part of Phase I of IFRS 9, "Financial Instruments", as part of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis (amounts recognized in other comprehensive income cannot be subsequently transferred to profit or loss). If the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Disclosure of new IFRS standards in the period prior to their adoption (Cont.)

IFRS 9 - Financial Instruments (Cont.)

However, when an entity changes its business model for managing financial assets, it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard will be effective starting January 1, 2013. Earlier application is permitted. Early adoption will be done with a retrospective restatement of comparative figures, subject to the reliefs set out in the Standard.

b.
In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and financial liabilities which are not measured at fair value through profit or loss (designated at fair value through profit or loss). Namely the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

The adjustments arising from these amendments affect the measurement of a liability for which the fair value option had been chosen. Pursuant to the amendments, the amount of the adjustment to the liability's fair value - attributed to changes in credit risk - will be carried to other comprehensive income. All other fair value adjustments will be carried to the statement of income. If carrying the fair value adjustment of the liability arising from changes in the credit risk to other comprehensive income creates an accounting mismatch in the income statement, then that adjustment also will be carried to the income statement rather than to other comprehensive income.

Furthermore, according to the amendments, derivative liabilities in respect of certain unquoted equity instruments can no longer be measured at cost but rather only at fair value.

The amendments are effective commencing January 1, 2013. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the asset stage). First-time adoption of these amendments will be done retrospectively by restating comparative data, subject to the exemptions provided by the amendments.

The Company is evaluating the possibility of early adoption of the first part of Phase I of IFRS 9 (the asset stage) and its adoption's expected effects on the financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Disclosure of new IFRS standards in the period prior to their adoption (Cont.)

A new suite of new accounting standards regarding consolidation of financial statements and other issues

In May 2011 the IASB issued a new suite of new accounting standards regarding consolidation of financial statements and other issues. The new suite of standards replaces existing standards regarding consolidation of financial statements and joint arrangements and includes a number of changes with respect to investments in associates. The Company is evaluating the standards' adoption's expected effects on the financial statements.

Presented hereunder is a summary of the new standards that were issued:

1.
IFRS 10Consolidated Financial Statements (“IFRS 10”) - IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements (IAS 27R (Revised 2011), Separate Financial Statements). IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. (This model is implemented with respect to all investees, including investees that currently fall into the requirements of SIC 12). According to the model, an investor controls an investee when it is (1) exposed, or has rights, to variable returns from its involvement with that investee, (2) has the ability to affect those returns through its power over that investee and (3) there is a link between the investor's power and the return. In addition, IFRS 10 states that 'De facto' power should be considered when assessing control. This means that the existence of de facto control could require consolidation. When assessing control, all substantive potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered. IFRS 10 is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is early adopted, meaning also the two additional standards that were issued– IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Disclosure of new IFRS standards in the period prior to their adoption (Cont.)

A new suite of new accounting standards regarding consolidation of financial statements and other issues (Cont.)

2.
IFRS 11Joint Arrangements (“IFRS 11”) - IFRS 11 replaces the requirements of IAS 31 Interests in Joint Ventures and amends part of the requirements in IAS 28 Investments in Associates. IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 12 disclosure of involvement with other entities.

3.
IAS 28R,Investments in Associates and Joint Ventures ("IAS 28R") - IAS 28R replaces the requirements of IAS 28 Investments in Associates, as a result of the publication of IFRS 11, as mentioned above. IAS 28R states, among other things, that IFRS 5 applies on an investment, or a portion of an investment, in an associate or a joint venture, that meets the criteria to be classified as held for sale. Until the disposal of the portion of the investment that has been classified as held for sale, the equity method continues to be applied on the portion of the investment that has not been classified as held for sale. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the additional standards published – IFRS 10 consolidated financial statements, IFRS 11 Joint Arrangements and IFRS 12 disclosure of involvement with other entities.

4.
IFRS 12 Disclosure of Involvement with Other Entities (“IFRS 12”) - IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities. IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 11 joint arrangements. Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Disclosure of new IFRS standards in the period prior to their adoption (Cont.)

IFRS 13 Fair Value Measurement (“IFRS 13”)

In May 2011 the IASB issued IFRS 13. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share based payment transactions within the scope of IFRS 2 Share-Based Payment and leasing transactions within the scope of IAS 17 Leases.  IFRS 13 does not apply to measurements that are similar to but are not fair value (such as the measurement of the net realizable value of inventory, in accordance with IAS 2 Inventories, and the measurement of value in use, in accordance with IAS 36 Impairment of Assets). IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

The Company is evaluating the standard adoption's expected effects on the financial statements.

IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income (“the amendment”)

In June 2011 the IASB issued an amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income. The amendment changes the presentation of items of other comprehensive income (“OCI”) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the amendment changes the title of the Statement of Comprehensive Income to Statement of Profit or Loss and Other Comprehensive Income. However, entities are still allowed to use other titles. The amendment is effective for annual periods beginning on or after July 1, 2012. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided.

The Company is evaluating the amendment adoption's expected effects on the financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period

A.	Starling

Starling Advanced Communications Ltd. ("Starling"), a subsidiary, provides mobile SATCOM broadband connectivity solutions for aircraft and ground vehicles. Elron directly holds approximately 31% of Starling's outstanding shares, and approximately additional 36% indirectly through its consolidated subsidiary RDC – Rafael Development Corporation Ltd. ("RDC").

In January 2011, Elron and RDC signed a loan agreement to provide Starling with a loan in the aggregate amount of up to $1,500. Elron's share in this amount was approximately $700. The amount was advanced to Starling during February 2011.

In April 2011, Elron and RDC signed an additional loan agreement to provide Starling with a loan in the aggregate amount of up to $7,000. Elron's share in this amount was approximately $3,300. The amount was advanced to Starling by Elron and RDC during the second quarter.

In June 2011, Starling made its second payment in respect of the Convertible Debentures principal in the amount of approximately $3,600. Elron's and RDC's share in the principal and interest payment was approximately $1,700 and approximately $960, respectively.

As of the reporting date, Elron and RDC hold 8,466,725 and 4,760,064 Convertible Debentures, respectively, out of a total of 21,182,000 Convertible Debentures. The Convertible Debentures held by Elron and RDC represent approximately 62.4% of the outstanding par value as of June 30, 2011.

During the second quarter of 2011, due to prolonged technical problems with Starling's ground products and delays in solving such problems, and due to raw materials which in Starling's estimation can no longer be used in its products, Starling recognized an inventory write-down as an expense in the amount of approximately $800 (approximately $50 during the first quarter of 2011). The expense is presented under line item other expenses, net, in the statement of income, as Starling has not yet recognized any revenues from sales.

In July 2011, subsequent to the reporting date, Elron and RDC signed an additional loan agreement to provide Starling with a loan in the aggregate amount of up to $2,000. Elron's share in this amount was approximately $930. During July 2011 an amount of approximately $460 and $540 was advanced to Starling by Elron and RDC, respectively. The remaining amount will be advanced to Starling upon its request and according to its cash flow necessities.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes during the Reporting Period (Cont.)

B.	Medingo

As mentioned in Note 3.C.2.b to the annual consolidated financial statements, in May 2010, the sale of Medingo Ltd. ("Medingo") to F. Hoffmann-La Roche Ltd. (the "Acquirer") was completed. Pursuant to the sale agreement, in addition to the immediate consideration received in the transaction, the sellers, including Elron and RDC, may gradually receive a consideration of up to $40,000, conditional upon Medingo achieving, gradually, over a certain period, certain operational milestones, including , inter alia, the establishment of a production line with certain operational characteristics,  ("Contingent Consideration"). As explained in the said note, the net gain recorded in respect of the sale did not include recognition of the Contingent Consideration element, mainly because in management's estimation, the fair value of this element could not be reliably estimated. As indicated in the said note, the Company examines and shall examine at every financial reporting date whether there is any change in the circumstances or in the information to which it has access, which would enable it to reliably measure the fair value of the Contingent Consideration element.

Pursuant to the sale agreement, on March 31, 2011, the Company received a report from the Acquirer according to which, at this stage:

1.
There are certain operational risks, outlined in the said report from the Acquirer, which may lead to delays or prevent the achievement of the milestones, including inter alia, due to the unsuitability of the required operational characteristics.

2.	It can reasonably be assumed that Medingo is expected to achieve some of the said operational milestones. However, there are operational risks as detailed in paragraph 1 above.

3.	It is not possible to provide information as to the possibility of the fourth milestone being achieved.

On June 30, 2011 the Company received an additional report from the Acquirer according to which no material changes have occurred since the aforementioned report.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes during the Reporting Period (Cont.)

B.	Medingo (Cont.)

The Company considered the aforementioned information and the combination of circumstances following the said reports from the Acquirer, and in management's estimation, at this stage it is unable to estimate and to substantiate reliable probabilities of achieving the relevant milestones. Since Medingo's achievement of the abovementioned operational milestones is not under the control of the Company, but rather under the control of the Acquirer, the Company has no access, at this stage, to sufficient information to enable the substantiation of the range of reasonable fair value estimates.  Therefore, as of the reporting date, it is still not possible to reliably estimate the fair value of this element, and a gain has not yet been recognized in respect of the Contingent Consideration. Furthermore, there is no certainty that such gain will be recorded in the future.

The achievement of the portion of the milestones in respect of which certain information was received will entitle Elron to an additional consideration of up to $2,600, and will entitle RDC to an additional consideration of up to $25,300, out of the total Contingent Consideration. A net gain (attributable to the Company's shareholders) in the aggregate amount of up to approximately $12,000 (a consolidated net gain of up to approximately $21,500) may be recorded at later stages in respect of these milestones.

The achievement of the last milestone in respect of which no information was received will entitle Elron to an additional consideration of up to $400, and will entitle RDC to an additional consideration of up to $4,100, out of the total Contingent Consideration. A net gain (attributable to the Company's shareholders) in the aggregate amount of up to approximately $2,000 (a consolidated net gain of up to approximately $3,000) may be recorded at later stages in respect of this milestone.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes during the Reporting Period (Cont.)

C.	Wavion

Wavion Inc. ("Wavion"), a subsidiary, provides outdoor Wi-Fi base station solutions which provide increased coverage and capacity, enhanced penetration, and immunity to interference as compared with conventional Wi-Fi access points. Elron directly holds approximately 67% of Wavion's outstanding shares.

In March 2011, Elron together with another shareholder of Wavion, invested an aggregate amount of $1,400 in Wavion, of which Elron's share was approximately $900. The investment did not result in any material change to Elron's holdings of Wavion's outstanding shares.

D.	RDC

RDC is a holding company consolidated by Elron. Elron holds 50.1% of RDC's outstanding shares, through DEP Technology Holdings Ltd. ("DEP"), a subsidiary fully owned by Elron.

RDC establishes and develops projects and companies that commercially exploit technologies which were developed by Rafael Advanced Defense Systems Ltd. ("Rafael") for military uses.

In May 2011, RDC signed a loan agreement with Elron and Rafael in the aggregate amount of up to $10,000, of which Elron's share is approximately $5,000. A payment in respect of the loan in the amount of approximately $2,000 was advanced to RDC immediately, of which Elron's share was approximately $1,000.

E.	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing an innovative remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients.

In September 2010, Elron and Kyma signed an investment agreement according to which Elron invested $1,000 in Kyma in consideration for 65,738 Preferred B shares. Following this transaction, Elron held approximately 27% of Kyma's outstanding shares, and accordingly, Kyma was accounted for under the equity method of accounting. Pursuant to the said investment agreement, Elron had the right, as of January 1, 2011, to invest an additional $4,000 in consideration for 262,953 Preferred B shares which would entitle Elron, among other things, to an additional approximately 38% of Kyma's outstanding shares.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

E.	Kyma (Cont.)

In January 2011, Elron exercised this right, and invested an additional $4,000 in Kyma. Following this investment, Elron's holding in Kyma's outstanding shares increased to approximately 65%. Following this investment, Kyma became a consolidated company and the Company recognized a gain in the amount of $407 as a result of a revaluation of the fair value of Kyma's shares held by the Company prior to obtaining control (a fair value of $1,000 less the carrying amount of the prior holding in the amount of $603).  This gain was recorded under line item gain from disposal of investee companies and changes in holdings, net, in the Statement of Income.

The impact on the assets and liabilities in the consolidated statement of financial position in Elron's financial statements as of the date of initial consolidation of Kyma's financial statements was as follows:

	Carrying amount in Kyma's financial statements at the date of initial consolidation	Adjustment to fair value	Values recognized upon initial consolidation
	$ thousands
	unaudited

Cash and cash equivalents	4,668	-	4,668
Restricted cash	14	-	14
Other account receivables	328	-	328
Other long-term receivables	16	-	16
Property, plant and equipment, net	50	-	50
Intangible assets	-	407	407
Trade payables	(23)	-	(23)
Other account payables	(136)	-	(136)
Royalty bearing government grants	(414)	-	(414)
Non-controlling interests	90	-	90

Purchase consideration transferred	4,593	407	5,000

The purchase consideration of the business combination amounted to $5,000 and included a $4,000 cash payment as well as an amount of $1,000 which represents the fair value of the Company's investment on the date control was obtained as a result of its revaluation to fair value on the purchase date (as aforementioned).

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes during the Reporting Period (Cont.)

E.	Kyma (Cont.)

Analysis of cash flows on acquisition:

$ thousands
unaudited

Cash and cash equivalents acquired with the company as of the purchase date	4,668
Cash paid	(4,000)

668

Kyma has contributed $1,250 and $670 to the loss in the six and three month period ended on June 30, 2011, respectively.

In March 2011, Elron transferred its investment in Kyma, including any rights and obligations in regards to this investment, to RDC in consideration for $5,000. As a result, Kyma became an RDC subsidiary. As of the reporting date, RDC holds approximately 65% of Kyma's outstanding shares.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes during the Reporting Period (Cont.)

F.	Pocared

In January 2011, Pocared completed a financing round of approximately $5,800 in consideration for 9,586,777 Preferred F shares. Elron's share in this amount was approximately $2,600. In addition, simultaneously with the financing round, convertible loans in the amount of approximately $9,200 were converted into 15,244,457 Preferred F shares. Elron's share in these loans was approximately $4,100. Pursuant to the investment agreement, the shareholders of Pocared, including Elron, have the option at their discretion to invest up to an additional approximately $11,200 in three additional installments, pro rata to their holdings of Pocared. In June 2011, Pocared completed the first installment (out of the additional three installments) of approximately $3,700 in consideration for 6,170,799 Preferred F shares. Elron's share in this amount was approximately $1,700.

In August 2011, subsequent to the reporting date, Elron together with other shareholders of Pocared, purchased the holdings of another shareholder in Pocared, which constitute as of the reporting date approximately 5% of Pocared's outstanding shares, in consideration for approximately $2,000 (NIS 7,000). Elron's share in this amount is approximately $900. Subsequent to this purchase Elron holds approximately 40.5% of Pocared's outstanding shares.

G.	Nulens

NuLens Ltd. ("NuLens") is developing intra-ocular accommodating lenses, or IOLs, mainly for the treatment of cataracts, presbyopia and low vision.

Elron holds approximately 35% of NuLens's outstanding shares. NuLens is accounted for under the equity method of accounting.

In June 2011, Elron together with other shareholders of NuLens, signed an agreement to invest an aggregate amount of $4,000 in NuLens in two payments, of which Elron's share is approximately $1,700. The first payment in the amount of approximately $2,400 took place immediately, of which Elron's share was approximately $1,000. The second installment will be advanced conditionally upon NuLens achieving certain cumulative conditions as stipulated in the agreement.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes during the Reporting Period (Cont.)

H.	BrainsGate

BrainsGate Ltd. ("BrainsGate) is developing a minimally invasive treatment platform for patients suffering from Central Nervous System diseases.

As of the reporting date, Elron holds approximately 23% of BrainsGate's outstanding shares. BrainsGate is accounted for under the equity method of accounting.

In July 2011, subsequent to the reporting date, BrainsGate signed an investment agreement with its major shareholders, including Elron ("the Major Shareholders"), whereby approximately $20,000 is to be advanced in three installments in consideration for Preferred D shares and warrants for Preferred D shares. The first installment in the amount of $6,700 was advanced immediately in consideration for 8,743,525 preferred D shares and 2,185,884 warrants to Preferred D shares. Elron's share in this amount was approximately $2,400. According to the agreement, the major shareholders are obligated to advance the second and third installments in January and July 2012.

Subsequent to the first installment Elron holds approximately 27% of BrainsGate's outstanding shares.

I.	Navitrio

In May 2011, Elron together with another investor founded Navitrio Ltd. ("Navitrio"), a subsidiary, in order to invest in projects in the digital field, including internet, electronic and cellular trade platforms, applications etc.

Elron directly holds 80% of Navitrio's outstanding shares.

In June 2011 Elron invested $1,500 in Navitrio. The investment did not result in any change to Elron's holdings of Navitrio's outstanding shares.

J.
During the second quarter of 2011current maturities in respect with Elron's and RDC's share in cash received from the sale of Medingo in the amount of $22,639 held in long term escrow (see also Note 3.C.2.b to the annual consolidated financial statements) and an amount of approximately $3,974 in respect with Elron's holdings in non-tradable bonds of Enablence Technologies Inc. ("Enablence") received in the sale of Teledata Networks Ltd. ("Teledata") (see also Note 4.C below) were classified from line item other long-term receivables in non-current assets into line item other accounts receivables in current assets.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 4 – Assets held for sales

A.
As described in Note 9 to the annual consolidated financial statements, in December 2010, the Company's Board of Directors decided to sell the Company's investment in GigOptix Inc. ("GigOptix") and Enablence. In December 2010, the Company engaged with Oppenheimer Inc. in order to sell these shares. According to the Company's management's opinion, the investments in these shares are in compliance with the terms set in IFRS 5 for classification as non- current assets held for sale. Accordingly, the investments in these shares are classified as assets held for sale in the statement of financial position.

The investments in the shares of Enablence and GigOptix continue to be measured in conformity with the provisions of IAS 39, as available for sale investments at fair value.

B.
During the first quarter of 2011, approximately 450,000 shares of GigOptix were sold, representing approximately 58% of Elron's holding in GigOptix, in consideration of approximately $1,300. The Company recorded a gain of approximately $400 from this sale.

C.
As described in Note 3.C.1.b to the annual consolidated financial statements, the Company holds shares of Enablence, a foreign company publicly traded on the TSX Venture Exchange, which shares were subject to a lock-up period of 6 to 12 months commencing June 23, 2010 (the date such shares were received pursuant to the sale of Teledata).

As of the reporting date, all of Enablence's shares have been released from the lock-up. In addition, all of Enablence's shares, which were held in escrow, have been received.

The fair value of these shares was determined in prior periods by reference to their quoted market price less the discount element ("Discount") in respect of the lock-up period. Since the lock up period ended, the fair value of these shares as of the reporting date was determined in accordance with their quoted market price.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 4 – Assets held for sales (Cont.)

As of the reporting date, Enablence's share price is CAD 0.080 per share ($0. 083). Accordingly, the fair value of the investment in Enablence's shares amounted to $2,552, a decrease of approximately $8,831 compared with the fair value as of the date of sale of Teledata ("original cost") and a decrease of approximately $12,600 compared with the fair value as of December 31, 2010. In the second quarter of 2011 the Company recognized an impairment loss in the amount of $8,831 after examining at the reporting date  the rate of difference between the fair value of its holdings in Enablence and the original cost taking into account the changes in fair value, and the duration of the decline in fair value below the original cost, as well as whether there have been any changes in the technological, economic or legal environment, or in the market environment in which Enablence operates. The impairment loss was recorded in line item other expenses, net, in the statement of income.

Subsequent to the reporting date, Enablence's share price as of August 9, 2011 is CAD 0.080 per share ($0. 081). Accordingly, the fair value of the investment in Enablence's shares amounted to $2,502.

Note 5 – Contingent Liabilities

For details regarding pending contingent liabilities and claims against the Company and its group companies as of the date of approval of the interim consolidated financial statements, see Note 19 to the  annual consolidated financial statements, approved on March 10, 2011.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company did not include condensed data or the financial statements of Given Imaging Ltd., a material associate company, as it reports in accordance with the reporting obligations under chapter E3 to the Israel Securities Law (1968).

Note 7 –
 Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities regulations (Periodic and Immediate Reports), 1970 (*)

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
	$ thousands
As of June 30, 2011 (unaudited)
Pocared Ltd.	9,455	601	10,056	497	-	497	9,559	-
NuLens Ltd.	2,874	1,218	4,092	1,056	2,546	3,602	490	-

As of June 30, 2010 (unaudited)
Pocared Ltd.	4,154	210	4,364	9,339	-	9,339	(4,975)	-
NuLens Ltd.	5,235	1,078	6,313	754	322	1,076	5,237	-

As of December 31, 2010 (audited)
Pocared Ltd.	2,052	517	2,569	9,469	-	9,469	(6,900)	-
NuLens Ltd.	3,085	1,232	4,317	1,164	364	1,528	2,789	-

(*)	The information presented does not include excess cost and goodwill.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 –
Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities regulations (Periodic and Immediate Reports), 1970 (*) (Cont.)

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the period	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests
	$ thousands
For the six months period ended June 30, 2011 (unaudited)
Pocared Ltd.	-	-	(2,161)	(2,113)	(2,113)	(2,113)	-
NuLens Ltd.	-	-	(2,423)	(2,442)	(2,442)	(2,442)	-

For the six months period ended June 30, 2010 (unaudited)
Pocared Ltd.	-	-	(1,623)	(1,725)	(1,725)	(1,725)	-
NuLens Ltd.	-	-	(2,579)	(2,562)	(2,562)	(2,562)	-

For the three months period ended June 30, 2011 (unaudited)
Pocared Ltd.	-	-	(1,140)	(1,126)	(1,126)	(1,126)	-
NuLens Ltd.	-	-	(1,204)	(1,212)	(1,212)	(1,212)	-

For the three months period ended June 30, 2010 (unaudited)
Pocared Ltd.	-	-	(801)	(883)	(883)	(883)	-
NuLens Ltd.	-	-	(1,059)	(1,044)	(1,044)	(1,044)

For the year ended December 31, 2010 (audited)
Pocared Ltd.	-	-	(3,929)	(3,679)	(3,679)	(3,679)	-
NuLens Ltd.	-	-	(5,256)	(5,247)	(5,247)	(5,247)	-

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8 –Details about valuations, pursuant to the requirements of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970:

A.	The investment in Jordan Valley:

The Company presented its investment in Jordan Valley Semiconductors Ltd. ("Jordan Valley") based on the value determined in a valuation carried out by an independent appraiser, Empire Valuation Consultants, LLC ("Empire" or the "Appraiser"). The value of this investment was estimated at approximately $15,310. The significant information included in this valuation is as follows:

1.	The identity of the subject of the valuation: Elron's investment in Jordan Valley Semiconductors Ltd.
2.	The timing of the valuation: As of June 30, 2011. The engagement date between Empire and Elron was June 29, 2011.
3.	The value of the subject of the valuation immediately preceding the date of the valuation - $13,510.
4.
The value of Jordan Valley that was determined in accordance with the valuation is $62,040, and accordingly, the value of Elron's interest was determined to be $15,310. As a result, in the second quarter of 2011 the Company recognized a gain of $1,800 in other comprehensive income in respect of available for sale financial assets.

5.
The identity of the Appraiser and his characteristics - Empire Valuation Consultants, LLC. The valuation was performed by a team led by Mr. Mark Shayne, a Managing Director with Empire. Mr. Shayne has an M.B.A. from the Stern Graduate School of Business at New York University, and is an Accredited Senior Appraiser (ASA) of the American Society of Appraisers, and Accredited in Business Valuation (ABV) by the American Institute of Certified Public Accountants. Mr. Shayne has experience providing financial consulting, appraisal, due diligence, and expert witness testimony on valuation matters. His areas of expertise include valuation of common and preferred stock, employee and incentive stock options, partnership interests, and intangible assets, among others. There is no dependency between the Appraiser and the Company, the party who ordered the valuation. The Appraiser is indemnified by the Company for expenses which may be incurred to the Appraiser in carrying out this valuation.

6.	The valuation model in accordance with which the Appraiser worked:
a.	The DCF Method for determining Jordan Valley's value (enterprise value).
b.	The Black and Scholes model for allocating Jordan Valley's value to different types of shares and for determining the value of Elron's interest accordingly.
7.	The assumptions according to which the Appraiser carried out the valuation:
a.	The capitalization rate (WACC): 23%.
b.	The long term growth rate: 3% per year.
c.	The terminal value as a percentage of the value determined in the valuation: 44%.
d.	The standard deviation: The volatility used in the Black and Scholes model was 60%.
e.	The prices used as the basis for a comparison: - As a comparison for the volatility, six companies were measured and their equity price volatility history was used as a basis for comparison.
f.
The number of items that served as the basis for a comparison: Six companies, as said at e. above,  and up to two metrics were sampled, for each of these companies were used as a basis for comparison of Jordan Valley's overall value to the value of comparable publicly listed companies.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8 –Details about valuations, pursuant to the requirements of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (Cont.):

B.	The investment in B.P.T:

The Company presented its investment in B.P.T. Bio Pure Technology Ltd. ("B.P.T") based on the value determined in a valuation carried out by an independent appraiser, Empire Valuation Consultants, LLC ("Empire" or the "Appraiser"). The value of this investment was estimated at approximately $1,380. The significant information included in this valuation is as follows:

1.	The identity of the subject of the valuation: Elron's investment in B.P.T. Bio Pure Technology Ltd.
2.	The timing of the valuation: As of June 30, 2011. The engagement date between Empire and Elron was July 14, 2011.
3.	The value of the subject of the valuation immediately preceding the date of the valuation - $2,796 (was estimated by Giza Singer Even Ltd.).
4.
The value of B.P.T that was determined in accordance with the valuation is $9,300, and accordingly, the value of Elron's interest was determined to be $1,380. As a result, in the second quarter of 2011 the value of the investment was decreased in an amount of approximately $1,730, out of which an amount of approximately $1,330 was recognized in other comprehensive income and an amount of approximately $400 was recognized as an impairment loss in line item other expenses, net, in the statement of income.

5.
The identity of the Appraiser and his characteristics - Empire Valuation Consultants, LLC. The valuation was performed by a team led by Mr. Mark Shayne, a Managing Director with Empire. Mr. Shayne has an M.B.A. from the Stern Graduate School of Business at New York University, and is an Accredited Senior Appraiser (ASA) of the American Society of Appraisers, and Accredited in Business Valuation (ABV) by the American Institute of Certified Public Accountants. Mr. Shayne has experience providing financial consulting, appraisal, due diligence, and expert witness testimony on valuation matters. His areas of expertise include valuation of common and preferred stock, employee and incentive stock options, partnership interests, and intangible assets, among others. There is no dependency between the Appraiser and the Company, the party who ordered the valuation. The Appraiser is indemnified by the Company for expenses which may be incurred to the Appraiser in carrying out this valuation.

6.	The valuation model in accordance with which the Appraiser worked:
a.	The DCF Method for determining B.P.T's value (enterprise value).
b.	The Black and Scholes model for allocating B.P.T's value to different types of shares and for determining the value of Elron's interest accordingly.
7.	The assumptions according to which the Appraiser carried out the valuation:
a.	The capitalization rate (WACC): 25%.
b.	The long term growth rate: 3% per year.
c.	The terminal value as a percentage of the value determined in the valuation: 83%.
d.	The standard deviation: The volatility used in the Black and Scholes model was 90%.
e.	The prices used as the basis for a comparison: - As a comparison for the volatility, five companies were measured and their equity price volatility history was used as a basis for comparison.
f.
The number of items that served as the basis for a comparison: five companies, as said at e. above,  and up to three metrics were sampled, for each of these companies were used as a basis for comparison of B.P.T's overall value to the value of comparable publicly listed companies.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 9– Components of comprehensive income (loss)

Six months period ended June 30, 2011(unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available for sale financial assets held-for-sale	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements	Total	Non-controlling interests	Total
	$ thousands

Loss	(20,760)	-	-	-	(20,760)	(3,186)	(23,946)
Gain (loss) from available-for-sale financial assets	-	(6,439)	1,778	-	(4,661)	-	(4,661)
Transfer to the statement of income in respect of available-for-sale financial assets	-	2,234	(1,452)	-	782	-	782
Foreign currency translation differences for foreign operations	-	-	-	(900)	(900)	(300)	(1,200)
Group's share of other comprehensive loss of companies accounted for under the equity method, net	-	-	(29)	-	(29)	(4)	(33)

Total other comprehensive income (loss)	-	(4,205)	297	(900)	(4,808)	(304)	(5,112)

Total comprehensive income (loss)	(20,760)	(4,205)	297	(900)	(25,568)	(3,490)	(29,058)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 9 - Components of comprehensive income (loss) (Cont.)

Six months period ended June 30, 2010 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements	Total	Non-controlling interests	Total
	$ thousands

Net income	68,186	-	-	68,186	45,923	114,109
Gain from available-for-sale financial assets	-	2,092	-	2,092	-	2,092
Foreign currency translation differences for foreign operations	-	-	250	250	97	347
Group's share of other comprehensive loss of companies accounted for under the equity method, net	-	(59)	-	(59)	(10)	(69)

Total other comprehensive income	-	2,033	250	2,283	87	2,370

Total comprehensive income	68,186	2,033	250	70,469	46,010	116,479

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 9 – Components of comprehensive income (loss) (Cont.)

Three months period ended June 30, 2011(unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available for sale financial assets held-for-sale	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements	Total	Non-controlling interests	Total
	$ thousands

Loss	(16,412)	-	-	-	(16,412)	(1,761)	(18,173)
Gain (loss) from available-for-sale financial assets	-	(119)	1,544	-	1,425	-	1,425
Transfer to the statement of income in respect of available-for-sale financial assets	-	2,649	(1,452)	-	1,197	-	1,197
Foreign currency translation differences for foreign operations	-	-	-	(465)	(465)	(155)	(620)
Group's share of other comprehensive loss of companies accounted for under the equity method, net	-	-	(29)	-	(29)	(4)	(33)

Total other comprehensive income (loss)	-	2,530	63	(465)	2,128	(159)	1,969

Total comprehensive income (loss)	(16,412)	2,530	63	(465)	(14,284)	(1,920)	(16,204)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 9 - Components of comprehensive income (loss) (Cont.)

Three months period ended June 30, 2010 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements	Total	Non-controlling interests	Total
	$ thousands

Net income	81,083	-	-	81,083	50,488	131,571
Gain from available-for-sale financial assets	-	782	-	782	-	782
Foreign currency translation differences for foreign operations	-	-	346	346	135	481
Group's share of other comprehensive loss of companies accounted for under the equity method, net	-	(30)	-	(30)	(5)	(35)

Total other comprehensive income	-	752	346	1,098	130	1,228

Total comprehensive income	81,083	752	346	82,181	50,618	132,799

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 9 - Components of comprehensive income (loss) (Cont.)

Year ended December 31, 2010 (audited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements	Total	Non-controlling interests	Total
	$ thousands

Net income	60,678	-	-	60,678	44,768	105,446
Gain from available-for-sale financial assets	-	9,585	-	9,585	-	9,585
Foreign currency translation differences for foreign operations	-	-	(951)	(951)	(318)	(1,269)
Actuarial loss from defined benefit plan	(38)	-	-	(38)	(19)	(57)
Group's share of other comprehensive loss of companies accounted for under the equity method, net	(91)	(83)	-	(174)	(30)	(204)

Total other comprehensive income (loss)	(129)	9,502	(951)	8,422	(367)	8,055

Total comprehensive income (loss)	60,549	9,502	(951)	69,100	44,401	113,501

A.	Details relating to investments in the interim consolidated financial statements as of June 30, 2011

	Rate of holdings in equity		Consolidated rate of holdings in equity	Elron's effective rate of holdings in equity **	Fully diluted consolidated rate of holdings	Elron's fully diluted effective rate of holdings **	Consolidated carrying value of investment	Market value of investment on consolidated basis
	Elron*	RDC					June 30, 2011	June 30, 2011	August 9, 2011
	%						$ thousands
Investments in investee companies

Subsidiaries:
Starling Advanced Communications Ltd.	31.11	35.86	66.97	49.07	62.29	46.21	(2,864)	5,183	5,077
SyncRx Ltd.	-	87.47	87.47	43.82	78.10	39.13	907	-	-
Actysafe Ltd.	-	100.00	100.00	50.10	85.00	42.59	(301)	-	-
Kyma Medical Technologies Ltd.	-	65.27	65.27	32.70	53.07	26.59	3,756	-	-
Wavion Inc.	66.94	-	66.94	66.94	54.91	54.91	(1,724)	-	-
Navitrio Ltd.	80.00		80.00	80.00	80.00	80.00	1,500	-	-

Associates:
Given Imaging Ltd.	22.43	8.78	31.20	26.82	26.03	22.38	104,209	192,609	160,050
Aqwise Ltd.	34.03	-	34.03	34.03	29.95	29.95	2,795	-	-
NuLens Ltd.	34.72		34.72	34.72	29.84	29.84	666	-	-
BrainsGate Ltd.	23.28	-	23.28	23.28	20.83	20.83	(427)	-	-
Safend Ltd.	24.89	-	24.89	24.89	20.25	20.25	(130)	-	-
Atlantium Inc.	23.44	-	23.44	23.44	20.22	20.22	-	-	-
Pocared Ltd.	38.21	-	38.21	38.21	34.53	34.53	3,968	-	-
Plymedia Inc.	27.96	-	27.96	27.96	21.84	21.84	-	-	-

Other investments:

Notal Vision Inc.	22.63	-	22.63	22.63	17.29	17.29	2,079	-	-
GigOptix Inc.	2.65	-	2.65	2.65	N/A	N/A	659	659	656
BPT Ltd.	17.45	-	17.45	17.45	15.18	15.18	1,380	-	-
Jordan Valley Ltd.	18.83	-	18.83	18.83	17.51	17.51	15,310	-	-
InnoMed Ventures L.P.	13.92	-	13.92	13.92	N/A	N/A	1,112	-	-
Enablence Technologies Inc.	6.61	-	6.61	6.61	N/A	N/A	2,552	2,552	2,502
WhiteWater Ltd.	1.58	-	1.58	1.58	1.49	1.49	529	-	-

*)	Including holding through Elron's fully-owned subsidiaries.
**)	Elron's effective holdings include holdings by RDC multiplied by 50.10%.

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of June 30, 2011 Unaudited

Contents

Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of June 30, 2011 and for the six and three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information taken from the financial statements of an investee, whose assets less attributable liabilities net, totaled approximately $ 34,773 thousand as of June 30, 2011 and the earnings from the investee amounted to approximately $ 187 thousand and $169 thousand for the six and three months then ended, respectively. The financial statements of that company were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of that company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 10 , 2011	A Member of Ernst & Young Global

2

Special Report according to Regulation 38D
Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of June 30, 2011, and for the three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) - 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2010 ("consolidated financial statements for 2010") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's interim consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

3

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	June 30		December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Current assets
Cash and cash equivalents	27,524	73,018	40,714
Other accounts receivables	7,973	1,418	1,025

	35,497	74,436	41,739

Assets held for sale	3,211	-	17,211

Non-current assets
Investments in subsidiaries and associates, net	215,558	210,556	213,338
Other investments (accounted as available for sale)	19,329	26,144	18,438
Property, plant and equipment, net	100	153	121
Other long-term receivables (note 2)	1,866	6,484	6,792

	236,853	243,337	238,689

Total assets	275,561	317,773	297,639

The accompanying additional information is an integral part of the separate financial data and information.

4

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	June 30		December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Current liabilities
Trade payables	156	135	234
Other accounts payables	20,891	3,306	20,600
Loans from banks	-	26,500	-
Loan from shareholders	-	16,728	-

	21,047	46,669	20,834

Long-term liabilities
Capital notes (note 3)	84,057	74,078	80,884

	84,057	74,078	80,884

Total Liabilities	105,104	120,747	101,718

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,378	190,328	190,378
Capital reserves	10,075	11,494	14,855
Accumulated deficit	(39,569)	(14,369)	(18,885)

Total equity	170,457	197,026	195,921

	275,561	317,773	297,639

The accompanying additional information is an integral part of the separate financial data and information.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: August 10, 2011

5

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Income Attributable to the Company

	Six months ended June 30		Three months ended June 30		For the year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands				$ thousands

Income
Financial income	776	2,192	412	2,924	1,593

Cost and expenses
General and administrative expenses	2,039	2,146	1,055	1,093	5,470
Financial expenses	3,660	243	1,869	-	6,671
Other expenses, net	8,803	2,438	9,218	2,436	1,191

	14,502	4,827	12,142	3,529	13,332

	(13,726)	(2,635)	(11,730)	(605)	(11,739)

Gain from disposal of subsidiaries and associates and changes in holdings, net	1,613	39,042	595	39,236	41,197
Company's share of income (loss) of subsidiaries and associates	(8,647)	31,779	(5,277)	42,452	31,220

Net income (loss) attributable to the Company's shareholders	(20,760)	68,186	(16,412)	81,083	60,678

The accompanying additional information is an integral part of the separate financial data and information.

6

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income (loss) Attributable to the Company

	Six months ended June 30		Three months ended June 30		For the year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands				$ thousands

Net income (loss) attributable to the Company's shareholders	(20,760)	68,186	(16,412)	81,083	60,678

Other comprehensive income (loss):

Gain (loss) from available-for-sale financial assets	(4,723)	2,092	1,596	782	9,520
Transfer to the statement of income in respect of available for sale financial assets	910	-	1,325	-	-
Foreign currency translation differences for foreign operations	(528)	250	(272)	346	(591)

Total other comprehensive income (loss) attributable to the Company	(4,341)	2,342	2,649	1,128	8,929

Other comprehensive loss attributable to the Company's subsidiaries and associates	(467)	(59)	(521)	(30)	(507)

Total comprehensive income (loss) attributable to the Company's shareholders	(25,568)	70,469	(14,284)	82,181	69,100

The accompanying additional information is an integral part of the separate financial data and information.

7

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	Six months ended June 30		Three months ended June 30		For the year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands				$ thousands

Cash flows from operating activities

Net income (loss) attributable to the Company	(20,760)	68,186	(16,412)	81,083	60,678

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:
Company's share of loss (income) of subsidiaries and associates,	8,647	(31,779)	5,277	(42,452)	(31,220)
Depreciation	18	31	8	14	52
Financial expenses (income), net	(523)	50	(382)	32	(1,006)
Stock based compensation and changes in liability in respect of call options	(36)	88	(41)	59	92
Accrued interest on loans from shareholders	-	(9)	-	(311)	742
Impairment of investments	9,224	2,434	9,224	2,434	3,189
Gain from sale of property and equipment	(6)	(3)	(6)	(5)	(7)
Gain from sale of investments in available for sale financial assets	(415)	-	-	-	-
Gain from disposal of businesses and associates and changes in holdings in associates, net	(1,613)	(39,042)	(595)	(39,236)	(41,197)
Other	(404)	(53)	(83)	97	(584)

	14,892	(68,283)	13,402	(79,368)	(69,939)

Changes in assets and liabilities of the Company:
Decrease (increase) in accounts receivables	(290)	166	(47)	51	673
Increase in long term receivables	(101)	-	(52)	-	(355)
Increase (decrease) in trade payables	(78)	(21)	(234)	(124)	78
Increase (decrease) in other long term liabilities	3,173	(532)	1,594	(557)	4,843
Increase (decrease) in other accounts payables	327	(1,963)	(286)	(3,233)	16,909

	3,031	(2,350)	975	(3,863)	22,148

Cash paid and received during the period for:
Interest paid	-	(250)	-	(133)	(1,565)
Interest received	523	200	382	101	2,571

	523	(50)	382	(32)	1,006

Net cash provided by (used in) operating activities of the Company	(2,314)	(2,497)	(1,653)	(2,180)	13,893

The accompanying additional information is an integral part of the separate financial data and information.

8

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	Six months ended June 30		Three months ended June 30		For the year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands				$ thousands

Cash flows from investment activities
Purchase of property and equipment	(3)	-	(3)	-	(4)
Investment in associates and subsidiaries	(16,186)	(10,889)	(7,923)	(5,207)	(16,110)
Proceeds from sale of property and equipment	12	33	12	22	51
Proceeds from sale of associates and subsidiaries	5,000	17,053	-	17,053	17,564
Proceeds from sale of available for sale financial assets	1,301	-	-	-	-
Loans to subsidiary	(1,000)	(6,255)	(1,000)	(2,365)	(6,000)
Repayment of loan by subsidiary	-	19,158	-	19,158	17,500

Net cash provided by (used in) investment activities	(10,876)	19,100	(8,914)	28,661	13,001

Cash flows from financing activities
Repayment of loans to banks	-	(3,500)	-	(3,500)	(30,000)
Repayment of loans to shareholders	-	-	-	-	(16,279)
Proceeds from exercise of options	-	-	-	-	50
Award paid to CEO by controlling interests	-	-	-	-	134

Net cash used in financing activities	-	(3,500)	-	(3,500)	(46,095)

Increase (decrease) in cash and cash equivalents	(13,190)	13,103	(10,567)	22,981	(19,201)

Cash and cash equivalents as of beginning of the period	40,714	59,915	38,091	50,037	59,915

Cash and cash equivalents as of end of the period	27,524	73,018	27,524	73,018	40,714

The accompanying additional information is an integral part of the separate financial data and information.

9

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.             General

The accompanying condensed separate financial data as of June 30, 2011 and for the six and three months then ended, have been prepared in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) - 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2010 and the Company's interim consolidated financial statements and accompanying notes.

2.             Long term receivables

Long term receivables include a loan granted by the Company to its subsidiary, RDC  Rafael Development Corporation Ltd. ("RDC") in the amount of $ 1,002 thousand. For further details concerning a loans granted by the Company to RDC, see Note 3D to the Company's interim consolidated financial statements.

3.             Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. Such liabilities include non-interest bearing and unlinked NIS capital notes.

10

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of June 30, 2011

Attached hereby is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation. In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the quarterly report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the quarterly report for the period ended March 31, 2011 (the "Last Quarterly Report Regarding the Internal Control"), the internal control was deemed effective.

Up until the reported date, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Quarterly Report Regarding the Internal Control.

As of the reported date, based on the Last Quarterly Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the second quarter of 2011 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the financial statements and other financial information which is included in the Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

August 10, 2011      ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the second quarter of 2011 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

August 10, 2011      ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date

Section 36a to the Israel Securities Law (1968)

Report as of June 30, 2011
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of June 30, 2011 (1 USD = 3.415 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controllingshareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

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H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	1,025	0	111
Second year	0	0	0	1,025	0	46
Third year	0	0	0	3,586	0	334
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	19,216	0
Total	0	0	0	5,636	19,216	491

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0		0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

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